THE NATIONAL
BANK of INDIANAPOLIS

2011
ANNUAL REPORT

2011 Annual Report

Table of Contents

Page

The National Bank of Indianapolis Corporation

The National Bank of Indianapolis Corporation ("Corporation") owns all of the outstanding stock of The National Bank of Indianapolis ("Bank"), a national banking institution located in Indianapolis, Indiana. The Bank began operations in December 1993, and conducts its business through its downtown headquarters located at 107 North Pennsylvania Street in Indianapolis and twelve other offices located in the Indianapolis metropolitan area.

The Bank provides a full range of deposits, credit, and money management services to its targeted market, which is small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations. The basic strategy of the Bank emphasizes the delivery of highly personalized services to the target client base with an emphasis on quick response and financial expertise.

Stock Information

Shares of the common stock of the Corporation are not traded on any national or regional exchange or in the over-the-counter market. Accordingly, there is no established market for the common stock. There are occasional trades as a result of private negotiations which do not always involve a broker or a dealer. The table below lists the high and low prices per share, of which management is aware, during 2011 and 2010.

	Price Per Share	
	High	Low
2011		
First Quarter	$ 44.00	$ 40.00
Second Quarter	45.70	41.50
Third Quarter	46.37	45.70
Fourth Quarter	43.56	41.17
2010		
First Quarter	$ 50.00	$ 35.91
Second Quarter	40.00	35.52
Third Quarter	44.00	35.84
Fourth Quarter	41.49	39.36

There may have been other trades at other prices of which management is not aware. Management does not have knowledge of the price paid in all transactions and has not verified the accuracy of those prices that have been reported to it. Because of the lack of an established market for the common shares of the Corporation, these prices would not necessarily reflect the prices at which the shares would trade in an active market.

The Corporation had 615 shareholders of record as of April 19, 2012.

The Corporation has not declared or paid any cash dividends on its shares of common stock since its organization in 1993. The Corporation and the Bank anticipate that earnings will be retained to finance the Bank's growth in the immediate future. Future dividend payments by the Corporation, if any, will be dependent upon dividends paid by the Bank, which are subject to regulatory limitations, earnings, general economic conditions, financial condition, capital requirements, and other factors as may be appropriate in determining dividend policy.

Five Year Total Shareholder Return

The following indexed graph indicates the Corporation's total return to its shareholders on its common stock for the pat five years, assuming dividend reinvestment, as compared to total return for the Russell 2000 Index and the Peer Group Index (which is the SNL Bank $1B - $5B Bank Index). The comparison of total return on investment for each of the periods assumes that $100 was invested on January 1, 2007, in each of the Corporation, the Russell 2000 Index, and the Peer Group Index.



National Bank of Indianapolis Corporation
Total Return Performance
Index Value
120
100
80
60
40
20
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
National Bank of Indianapolis Corporation
Russell 2000
SNL Bank $1B-$5B Bank

	Period Ending					
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
National Bank of Indianapolis Corporation	100.00	106.38	89.36	79.79	88.30	94.68
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
SNL Bank $1B-$5B Bank	100.00	72.84	60.42	43.31	49.09	44.77

Forward Looking Statements

This Annual Report contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, the Corporation's ability to effectively execute its business plans; changes in general economic and financial market conditions; changes in interest rates; changes in the competitive environment; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; losses, customer bankruptcy, claims and assessments; changes in banking regulations or other regulatory or legislative requirements affecting the Corporation's business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Selected Financial Data

The following table sets forth certain consolidated information concerning the Corporation for the periods and dates indicated and should be read in connection with, and is qualified in its entirety by, the detailed information and consolidated financial statements and related notes set forth in the Corporation's audited financial statements included elsewhere herein for the years ended December 31, (dollars in thousands), except share, per share, and book value data:

	2011	2010	2009	2008	2007
Consolidated Operating Data:					
Interest income	$ 47,909	$ 47,130	$ 47,531	$ 56,377	$ 68,880
Interest expense	7,274	9,029	11,313	20,449	35,263
Net interest income	40,635	38,101	36,218	35,928	33,617
Provision for loan losses	3,824	4,279	11,905	7,400	904
Net interest income after provision for loan losses	36,811	33,822	24,313	28,528	32,713
Other operating income	14,521	14,248	12,903	11,204	9,834
Other operating expenses	44,835	43,522	38,354	34,706	30,800
Income (loss) before taxes	6,497	4,548	(1,138)	5,026	11,747
Federal and state income tax (benefit)	1,141	762	(1,250)	1,242	3,856
Net income	5,356	3,786	112	3,784	7,891
Consolidated Balance Sheet Data (at end of period):					
Total assets	$ 1,459,596	$ 1,441,393	$ 1,236,077	$ 1,117,784	$ 1,163,109
Total investment securities (including stock in Federal Banks)	257,273	193,418	165,368	143,694	137,174
Total loans	953,612	901,756	864,722	904,207	830,328
Allowance for loan losses	(14,242)	(15,134)	(13,716)	(12,847)	(9,453)
Deposits	1,242,819	1,238,840	1,052,065	965,966	1,004,762
Shareholders' equity	90,119	79,357	73,031	72,212	68,938
Weighted basic average shares outstanding	2,326	2,314	2,302	2,311	2,328
Per Share Data:					
Diluted net income per common share (1)	$ 2.19	$ 1.59	$ 0.05	$ 1.58	$ 3.27
Cash dividends declared	-	-	-	-	-
Book value (2)	38.67	34.24	31.65	31.48	29.63
Other Statistics and Operating Data:					
Return on average assets	0.4%	0.3%	0.0%	0.3%	0.7%
Return on average equity	6.3%	5.0%	0.2%	5.3%	12.3%
Net interest margin - FTE (3)	3.1%	3.2%	3.3%	3.5%	3.4%
Average loans to average deposits	73.4%	78.7%	85.5%	88.5%	82.3%
Allowance for loan losses to loans at end of period	1.5%	1.7%	1.6%	1.4%	1.1%
Allowance for loan losses to non-performing loans	53.2%	135.5%	90.8%	146.4%	164.1%
Non-performing loans to loans at end of period	2.8%	1.2%	1.7%	1.0%	0.7%
Net charge-offs/to average loans	0.5%	0.3%	1.2%	0.5%	0.0%
Number of offices	12	12	12	11	9
Number of full and part-time employees	279	274	270	252	228
Number of Shareholders of Record	634	638	679	681	676
Capital Ratios:					
Average shareholders' equity to average assets	5.8%	5.8%	6.1%	6.3%	5.9%
Equity to assets	6.2%	5.5%	5.9%	6.5%	5.9%
Total risk-based capital ratio (Bank only)	11.2%	11.2%	10.9%	10.5%	10.6%

(1) Based upon weighted average shares outstanding during the period.
(2) Based on Common Stock outstanding at the end of the period.
(3) Net interest income fully-taxable equivalent ("FTE") as a percentage of average interest-earning assets.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of the Corporation relates to the years ended December 31, 2011, 2010, and 2009 and should be read in conjunction with the Corporation's Consolidated Financial Statements and Notes thereto included elsewhere herein.

Overview

The primary source of the Bank's revenue is net interest income from loans and deposits and fees from financial services provided to customers. Overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace tend to influence business volumes.

The Corporation monitors the impact of changes in interest rates on its net interest income through its Asset/Liability Committee ("ALCO") Policy. One of the primary goals of asset/liability management is to maximize net interest income and the net value of future cash flows within authorized risk limits. At December 31, 2011, the interest rate risk position of the Corporation was liability sensitive. Maintaining a liability sensitive interest rate risk position means that net income should decrease as rates rise and increase as rates fall.

In addition to net interest income, net income is affected by other non-interest income, other non-interest expense and the provision for loan losses. Other non-interest income increased for the year ended December 31, 2011, as compared to year ended December 31, 2010. Wealth management fees increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase is attributable to an increase in the stock market for the year ended December 31, 2011, as compared to the year ended December 31, 2010, as well as new business. The increase in wealth management fees is offset by the decrease in mortgage banking income for the year ended December 31, 2011, as compared to the year ended December 31, 2010, which was the result of a decrease in gains recorded on mortgage loan sales. Other non-interest expense increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase is due to an increase in salaries, wages and employee benefits during 2011 as compared to 2010. The increase is partially offset by a decrease in non performing assets expense and FDIC insurance premiums for the year ended December 31, 2011, as compared to the year ended December 31, 2010. In addition, other expenses decreased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to a reversal of a $1 million accrual established by the Corporation in 2008 relating to a certain deposit account. The provision for loan losses decreased for the year ended December 31, 2011, as compared to December 31, 2010. The decrease was driven by longer term improvements in asset quality, primarily lower net charge offs as a percentage of outstanding loans in the three-year historical loss experience, which affects the level of allocation required for loans collectively evaluated for impairment. Management performs an evaluation as to the amounts required to maintain an allowance adequate to provide for probable incurred losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of probable incurred losses based upon internal credit evaluations of loan portfolios and particular loans. Typically, improved economic strength generally will translate into better credit quality in the banking industry. Management believes that the allowance for loan losses is adequate to absorb credit losses inherent in the loan portfolio as of December 31, 2011.

The risks and challenges that management believes will be important during 2012 are price competition for loans and deposits by competitors, marketplace credit effects, continued spread compression, a slow recovery of the local economy that could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans, and the lingering effects from the financial crisis in the U.S. market and foreign markets.

Results of Operations

Year Ended December 31, 2011, Compared to the Year Ended December 31, 2010, and the Year Ended December 31, 2010, Compared to the Year Ended December 31, 2009.

The Corporation's results of operations depend primarily on the level of its net interest income, its provision for loan losses, its non-interest income and its operating expenses. Net interest income depends on the volume of and rates associated with interest earning assets and interest bearing liabilities which results in the net interest spread.

2011 compared with 2010

The Corporation had net income of $5.4 million for 2011 compared to net income of $3.8 million for 2010. The increase in net income is due to a decrease in: the provision for loan losses, non-performing asset expense, FDIC insurance expense, other operating expense and an increase in net interest income and wealth management fees. The increase in net income is partially offset by an increase in salary, wages, and employee benefits and a decrease in mortgage banking income.

The Bank experienced an increase in total assets in 2011 compared with 2010. Total assets increased $18 million or 1% to $1.5 billion in 2011 from $1.4 billion in 2010. The increase is primarily due to: an increase in investments of $64 million or 34% to $254 million in 2011 from $190 million in 2010, and an increase in loans of $54 million or 6% to $954 million in 2011 from $900 million in 2010. The increase is partially offset by a decrease in cash and cash equivalents of $97 million or 33% to $196 million in 2011 from $293 million in 2010.

2010 compared with 2009

The Corporation had net income of $3.8 million for 2010 compared to net income of $112 thousand for 2009. The increase in net income is due to a decrease in the provision for loan losses and an increase in mortgage banking income and wealth management fees. The increase in net income is partially offset by an increase in non-performing asset expense and salary, wages, and employee benefits.

Management's Discussion and Analysis (cont'd)

The Bank experienced an increase in total assets in 2010 compared with 2009. Total assets increased $205 million or 17% to $1.4 billion in 2010 from $1.2 billion in 2009. The increase is primarily due to: an increase in cash and cash equivalents of $142 million or 93% to $294 million in 2010 from $152 million in 2009, an increase in investments of $28 million or 17% to $190 million in 2010 from $162 million in 2009, and an increase in loans of $36 million or 4% to $900 million in 2010 from $864 million in 2009.

Net Interest Income

The following table details the components of net interest income for the years ended December 31, (dollars in thousands):

	2011	2010	$ Change	% Change
Interest income:				
Interest and fees on loans	$ 42,405	$ 42,471	$ (66)	-0.2%
Interest on investment securities taxable	2,705	2,172	533	24.5%
Interest on investment securities nontaxable	2,297	2,070	227	11.0%
Interest on federal funds sold	30	25	5	20.0%
Interest on due from banks	472	392	80	20.4%
Total interest income	$ 47,909	$ 47,130	$ 779	1.7%
Interest expense:				
Interest on deposits	$ 5,390	$ 7,002	$ (1,612)	-23.0%
Interest on other short term borrowings	209	289	(80)	-27.7%
Interest on short term debt	123	183	(60)	-32.8%
Interest on long term debt	1,552	1,555	(3)	-0.2%
Total interest expense	$ 7,274	$ 9,029	$ (1,755)	-19.4%
Net interest income	$ 40,635	$ 38,101	$ 2,534	6.7%

2011 compared with 2010

Total average earning assets increased for 2011 as compared to 2010. The increase is primarily due to an increase in the average balance in interest bearing due from banks, taxable investment securities, and loan balances. These increases in average balances contributed to the overall increase in interest income for 2011 as compared to 2010.

Total interest bearing liabilities increased for 2011 as compared to 2010. The increase is primarily due to an increase in the average balance in savings accounts offset by a decrease in the average balance in CD's over $100 thousand. Interest expense decreased primarily due to lower interest rates paid on interest bearing liabilities.

Net interest income increased for 2011 as compared to 2010. The increase is a result of an overall increase in earning assets. Net interest spread - FTE decreased to 3.01% for 2011 as compared to 3.10% for 2010 which is primarily due to a larger decline in the yield on earning assets than the decline in the cost of interest bearing liabilities. The net interest margin - FTE decreased to 3.13% for 2011 from 3.24% for 2010. The decrease is attributable to the decrease in the contribution of non-interest bearing funds to 0.12% for 2011 from 0.14% for 2010, as well as a decrease in the net interest spread - FTE.

Management's Discussion and Analysis (cont'd)

The following table details the components of net interest income for the years ended December 31, (dollars in thousands):

	2010	2009	$ Change	% Change
Interest income:				
Interest and fees on loans	$ 42,471	$ 42,217	$ 254	0.6%
Interest on investment securities taxable	2,172	3,011	(839)	-27.9%
Interest on investment securities nontaxable	2,070	2,068	2	0.1%
Interest on federal funds sold	25	4	21	525.0%
Interest on due from banks	392	231	161	69.7%
Total interest income	$ 47,130	$ 47,531	$ (401)	-0.8%
Interest expense:				
Interest on deposits	$ 7,002	9,427	$ (2,425)	-25.7%
Interest on other short term borrowings	289	182	107	58.8%
Interest on short term debt	183	121	62	51.2%
Interest on long term debt	1,555	1,583	(28)	-1.8%
Total interest expense	$ 9,029	$ 11,313	$ (2,284)	-20.2%
Net interest income	$ 38,101	$ 36,218	$ 1,883	5.2%

2010 compared with 2009

Total average earning assets increased for 2010 as compared to 2009. The increase is primarily due to an increase in the average balance in interest bearing due from banks, an increase in the average balance of non-taxable investment securities and an increase in the average loan balances. Interest income increased for 2010 as compared to 2009 due to an increase in the average balances of interest bearing due from banks, federal funds sold and an increase in both the average balances and rates for non-taxable investment securities and loans.

Total interest bearing liabilities increased for 2010 as compared to 2009. The increase is primarily due to an increase in the average balance in savings and interest bearing demand deposit accounts offset by a decrease in the average balance in CD's over $100 thousand. Interest expense decreased primarily due to lower interest rates paid on interest bearing liabilities.

Net interest income increased for 2010 as compared to 2009. The increase is a result of an overall increase in earning assets. Net interest spread - FTE decreased to 3.10% for 2010 as compared to 3.13% for 2009 which is primarily due to a larger decline in the yield on earning assets than the decline in the cost of interest bearing liabilities. The net interest margin – FTE decreased to 3.24% for 2010 from 3.33% for 2009. The decrease is attributable to the decrease in the contribution of non-interest bearing funds to 0.14% for 2010 from 0.20% for 2009, as well as a decrease in the net interest spread - FTE.

Management's Discussion and Analysis (cont'd)

The following table details average balances, interest income/expense and average rates/yields for the Bank's earning assets and interest bearing liabilities for the years ended December 31, (tax equivalent basis/dollars in thousands):

	2011			2010			2009		
	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield
Assets:									
Interest bearing due from banks	$ 187,140	$ 472	0.25%	$ 155,472	$ 392	0.25%	$ 91,295	$ 231	0.25%
Reverse repurchase agreements	1,000	-	0.01%	1,000	-	0.01%	1,000	-	0.01%
Federal funds	13,546	30	0.22%	9,934	25	0.25%	2,646	4	0.15%
Non taxable investment securities - FTE	62,322	3,565	5.72%	56,533	3,200	5.66%	56,070	3,140	5.60%
Taxable investment securities	188,182	2,705	1.44%	117,235	2,172	1.85%	88,855	3,011	3.39%
Loans (gross) - FTE	927,559	43,622	4.70%	886,933	43,028	4.85%	883,721	42,363	4.79%
Total earning assets - FTE	$ 1,379,749	$ 50,394	3.65%	$ 1,227,107	$ 48,817	3.98%	$ 1,123,587	$ 48,749	4.34%
Non-earning assets	94,130			89,564			83,573		
Total assets	$ 1,473,879			$ 1,316,671			$ 1,207,160		
Liabilities:									
Interest bearing DDA	$ 201,224	$ 258	0.13%	$ 205,541	$ 474	0.23%	$ 160,233	$ 600	0.37%
Savings	636,819	2,558	0.40%	514,703	2,903	0.56%	472,181	3,448	0.73%
CD's under $100	64,969	846	1.30%	66,974	1,156	1.73%	63,609	1,665	2.62%
CD's over $100	95,195	1,362	1.43%	114,953	2,005	1.74%	129,325	3,160	2.44%
Individual retirement accounts	22,122	366	1.65%	22,666	464	2.05%	19,980	554	2.77%
Repurchase agreements and other secured short term borrowings	96,355	209	0.22%	84,048	289	0.34%	68,742	182	0.26%
Short-term debt	2,592	123	4.75%	3,656	183	5.01%	4,200	121	2.88%
Subordinated debt	5,000	77	1.54%	5,000	80	1.60%	5,000	108	2.16%
Long term debt	13,918	1,475	10.60%	13,918	1,475	10.60%	13,918	1,475	10.60%
Total interest bearing liabilities	$ 1,138,194	$ 7,274	0.64%	$ 1,031,459	$ 9,029	0.88%	$ 937,188	$ 11,313	1.21%
Non-interest bearing liabilities	243,403			202,808			188,594		
Other liabilities	6,975			6,181			8,034		
Total liabilities	$ 1,388,572			$ 1,240,448			$ 1,133,816		
Equity	85,307			76,223			73,344		
Total liabilities & equity	$ 1,473,879			$ 1,316,671			$ 1,207,160		
Recap:									
Interest income - FTE		$ 50,394	3.65%		$ 48,817	3.98%		$ 48,749	4.34%
Interest expense		7,274	0.64%		$ 9,029	0.88%		$ 11,313	1.21%
Net interest income/spread - FTE		$ 43,120	3.01%		$ 39,788	3.10%		$ 37,436	3.13%
Contribution of non-interest bearing funds			0.12%			0.14%			0.20%
Net interest margin - FTE			3.13%			3.24%			3.33%

Notes to the average balance and interest rate tables:

- Average balances are computed using daily actual balances.
- The average loan balance includes loans held for sale, as well as non-accrual loans and the interest recognized prior to becoming non-accrual is reflected in the interest income for loans.
- Interest income on loans includes loan costs net of loan fees, of $(643) thousand, $(730) thousand, and $(645) thousand, for the years ended December 31, 2011, 2010, and 2009, respectively.

Management's Discussion and Analysis (cont'd)

- Net interest income on a fully taxable equivalent basis, the most significant component of the Corporation's earnings, is total interest income on a fully taxable equivalent basis less total interest expense. The level of net interest income on a fully taxable equivalent basis is determined by the mix and volume of interest earning assets, interest bearing deposits and borrowed funds, and changes in interest rates.
- Net interest spread is the difference between the fully taxable equivalent rate earned on interest earning assets less the rate expensed on interest bearing liabilities.
- Net interest margin represents net interest income on a fully taxable equivalent basis as a percentage of average interest earning assets. Net interest margin is affected by both the interest rate spread and the level of non-interest bearing sources of funds, primarily consisting of demand deposits and shareholders' equity.
- Interest income on a fully taxable equivalent basis includes the additional amount of interest income that would have been earned on tax exempt loans and if investments in certain tax-exempt interest earning assets had been made in assets subject to federal taxes yielding the same after-tax income. Interest income on tax exempt loans and municipal securities has been calculated on a fully taxable equivalent basis using a federal and state income tax blended rate of 40%. The appropriate tax equivalent adjustments to interest income on loans were $1.2 million, $557 thousand, and $146 thousand for the years ended December 31, 2011; 2010, and 2009, respectively. The appropriate tax equivalent adjustments to interest income on municipal securities were $1.3 million, $1.1 million, and $1.1 million, for the years ended December 31, 2011, 2010, and 2009, respectively.
- Management believes the disclosure of the fully taxable equivalent net interest income information improves the clarity of financial analysis, and is particularly useful to investors in understanding and evaluating the changes and trends in the Corporation's results of operations. This adjustment is considered helpful in the comparison of a financial institution's net interest income to that of another institution, as each will have a different proportion of tax-exempt interest from their earning asset portfolios.

Management's Discussion and Analysis (cont'd)

The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Corporation's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial average interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial average outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Net Interest Income Changes Due to Volume and Rates (dollars in thousands):

	2011 Changes from 2010			2010 Changes from 2009		
	Net Change	Due to Rate	Due to Volume	Net Change	Due to Rate	Due to Volume
Interest earning assets:						
Interest bearing due from banks	$ 80	$ -	$ 80	$ 161	$ (1)	$ 162
Federal funds	5	(3)	8	21	4	17
Non taxable investment securities - FTE	365	34	331	60	34	26
Taxable investment securities	533	(566)	1,099	(839)	(1,621)	782
Loans (gross) - FTE	594	(1,341)	1,935	665	511	154
TOTAL	$ 1,577	$ (1,876)	$ 3,453	$ 68	$ (1,073)	$ 1,141
Interest bearing liabilities:						
Interest bearing DDA	$ (216)	$ (206)	$ (10)	$ (126)	$ (268)	$ 142
Savings deposits	(345)	(944)	599	(545)	(835)	290
CDs under $100	(310)	(276)	(34)	(509)	(593)	84
CDs over $100	(643)	(329)	(314)	(1,155)	(832)	(323)
Individual retirement accounts	(98)	(87)	(11)	(90)	(158)	68
Repurchase agreements and other short-term secured borrowings	(80)	(118)	38	107	61	46
Short-term debt	(60)	(9)	(51)	62	79	(17)
Subordinated debt	(3)	(3)	-	(28)	(28)	-
TOTAL	$ (1,755)	$ (1,972)	$ 217	$ (2,284)	$ (2,574)	$ 290
Net change in net interest income	$ 3,332	$ 96	$ 3,236	$ 2,352	$ 1,501	$ 851

Management's Discussion and Analysis (cont'd)

Provision for Loan Losses

The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for probable incurred losses inherent in the loan portfolio. The provision for loan losses was at a level deemed necessary by management to absorb estimated, probable incurred losses in the loan portfolio. A detailed evaluation of the adequacy of the allowance for loan losses is completed quarterly by management, the results of which are used to determine the provision for loan losses. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of probable incurred losses based upon internal credit evaluations of loan portfolios and particular loans. Loans are principally to borrowers in central Indiana.

Due to the imprecise nature of estimating the allowance for loan losses, the allowance for loan losses includes an unallocated component. The unallocated component of the allowance for loan losses incorporates management's judgmental determination of the inherent losses that may not be fully reflected in other allocations, including factors such as economic uncertainties, industry trends impacting specific portfolio segments, and broad portfolio quality trends. Therefore, the ratio of allocated to unallocated components within the total allowance may fluctuate from period to period.

The following table details the components of loan loss reserve as of December 31, (dollars in thousands):

	2011	2010	2009	2008	2007
Beginning of Period	$ 15,134	$ 13,716	$ 12,847	$ 9,453	$ 8,513
Provision for loan losses	3,824	4,279	11,905	7,400	904
Chargeoffs					
Commercial & industrial	1,668	1,437	2,603	1,697	228
Commercial real estate	594	1,363	6,150	1,126	-
Construction	2,007	-	1,710	49	-
Residential	703	252	864	1,360	600
Consumer	163	36	21	64	50
Credit cards	51	61	84	97	4
	5,186	3,149	11,432	4,393	882
Recoveries					
Commercial & industrial	372	119	343	187	814
Commercial real estate	53	5	-	-	-
Residential	22	152	20	174	67
Consumer	5	2	-	1	6
Credit cards	18	10	33	25	31
	470	288	396	387	918
End of Period	$ 14,242	$ 15,134	$ 13,716	$ 12,847	$ 9,453
Allowance as a % of Loans	1.49%	1.68%	1.59%	1.42%	1.14%

Management's Discussion and Analysis (cont'd)

2011 compared with 2010

The provision for loan losses was $3.8 million for 2011 compared to $4.3 million for 2010. Provision expense is affected by the level of net charge-offs as well as changes in the specific and general loss components of the allowance for loan losses. The decrease was due to $265 thousand of the charge-offs being reserved for in a prior period and an improvement in the three-year historical loss experience as a percentage of outstanding loans, which lowers the general loss component of the allowance for loan losses.

Non-performing loans increased $15.6 million to $26.8 million as of December 31, 2011, from $11.2 million as of December 31, 2010. The increase is due to two large commercial relationships totaling $13.6 million. Due to the strength of the specific collateral of one these loans, a lower specific allowance was required than when the loan was part of the general loss component. The specific allowance attributable to non-performing loans increased $2.7 million to $4.3 million, or 16.2% of total non-performing loans, as of December 31, 2011, from $1.6 million, or 14.2% of total non-performing loans, as of December 31, 2010. Of the $2.7 million increase, $1.4 million is attributable to these two relationships.

Offsetting this increase to the specific loss component of the allowance for loans losses was a decrease in the general loss component of the allowance for loan losses. Due to an improvement in the three-year historical loss experience as a percentage of outstanding loans, which lowered the general loss component of the allowance for loan losses, the allowance for loan losses allocation for loans collectively evaluated for impairment decreased $3.6 million to $9.9 million, or 1.1% of total loans collectively evaluated for impairment, as of December 31, 2011, from $13.5 million, or 1.5% of total loans collectively evaluated for impairment, as of December 31, 2010.

Loans collectively evaluated for impairment are comprised of two components: loans with a defined weakness and the remaining loan portfolio. Loans with a defined weakness decreased as of December 31, 2011, as compared to December 31, 2010. This decrease was offset by an increase in the overall outstanding loan balances for the same period. The outstanding balances of loans collectively evaluated for impairment increased $37.6 million to $926.8 million as of December 31, 2011, from $889.2 million as of December 31, 2010. The overall outstanding loan balances increased $53.3 million to $953.6 million as of December 31, 2011, from $900.3 million as of December 31, 2010.

2010 compared with 2009

The provision for loan losses was $4.3 million for 2010 compared to $11.9 million for 2009. The decrease in the provision for loan losses for 2010 as compared to 2009 is due to an overall improvement in loan quality. Contributing to the decrease for 2010 compared to 2009 is a decrease in charge-offs relating to commercial real estate, construction, and commercial and industrial loans. Management does not believe that these charge-offs are indicative of systematic problems with the loan portfolio.

Management's Discussion and Analysis (cont'd)

Other Operating Income

The following table details the components of other operating income for the years ended December 31, (dollars in thousands):

	2011	2010	$ Change	% Change
Wealth management fees	$ 6,148	$ 5,377	$ 771	14.3%
Service charges and fees on deposit accounts	2,992	3,011	(19)	-0.6%
Rental income	859	712	147	20.6%
Mortgage banking income	1,311	2,184	(873)	-40.0%
Interchange income	1,439	1,263	176	13.9%
Net gain (loss) on sale of securities	45	(5)	50	-1000.0%
Other	1,727	1,706	21	1.2%
Total other operating income	$ 14,521	$ 14,248	$ 273	1.9%

2011 compared with 2010

Other operating income increased for 2011 compared to 2010. There are several factors that contributed to the overall increase.

Wealth Management fees increased for 2011 compared to 2010. The increase is attributable to the overall increase in the stock market and assets under management, Irrevocable Life Insurance Trust ("ILIT") fees, estate fees, and tax preparation fees. Partially offsetting the increase is a decrease in the fees for Dreyfus money market funds.

Service charges and fees on deposit accounts decreased for 2011 compared to 2010. The decrease is primarily attributable to a decrease in service charges collected for checking accounts and overdraft and NSF fees. The decrease is partially offset by an increase in wire transfer fees and ATM fees.

Rental income increased for 2011 compared to 2010. The increase is primarily due to an increase in rental income collected on foreclosed property owned by the Corporation. The increase is partially offset by a decrease in building rental income due to the bank occupying more space at the 4930 North Pennsylvania Street and 107 North Pennsylvania Street locations thus reducing the space available for tenants.

Mortgage banking income decreased for 2011 compared to 2010. The decrease for 2011 compared to 2010 is due to a decrease in the net gain on the sale of mortgage loans. A net gain on the sale of mortgage loans of $1.7 million was recorded for 2011, as compared to a net gain on the sale of mortgage loans of $2.3 million for 2010. The gains recorded in 2011 over 2010 are lower due to a lower sales price compared to the par amount of the mortgage period over period. Also, contributing to the decrease was an increase in the write down of the fair value of mortgage servicing rights of $911 thousand for 2011, as compared to a write down of $527 thousand for 2010.

When a mortgage loan is sold and the MSRs are retained, the MSRs are recorded as an asset on the balance sheet. The value of the MSRs is sensitive to changes in interest rates. In a declining interest rate environment, mortgage loan refinancings generally increase, causing actual and expected loan prepayments to increase, which decreases the value of existing MSR's. Conversely, as interest rates rise, mortgage loan refinancings generally decline, causing actual and expected loan prepayments to decrease, which increases the value of the MSRs.

Management's Discussion and Analysis (cont'd)

Interchange income increased for 2011 compared to 2010. The increase is attributable to higher transaction volumes for debit cards and credit cards in 2011 compared to 2010. The increase is partially offset by an increase in cash back rewards expense for 2011 compared to 2010.

Net gain on sale of securities increased for 2011 compared to 2010. Four available-for-sale municipal securities were sold during 2011. The non-rated municipals are out of state making it difficult to monitor their credit risk on a timely basis.

Other income increased for 2011 compared to 2010. The increase is primarily due to an increase in prepayment penalties collected, Mastercard/Visa merchant fees, fees collected for loan covenant waivers, and a loan commitment fee. The increase is partially offset by a decrease in bank owned life insurance income, letter of credit fees, Dreyfus money market funds sweep fees, late fee income, and loan modification fees.

The following table details the components of other operating income for the years ended December 31, (dollars in thousands):

	2010	2009	$ Change	% Change
Wealth management fees	$ 5,377	$ 4,917	$ 460	9.4%
Service charges and fees on deposit accounts	3,011	3,113	(102)	-3.3%
Rental income	712	350	362	103.4%
Mortgage banking income	2,184	1,576	608	38.6%
Interchange income	1,263	1,007	256	25.4%
Net gain (loss) on sale of securities	(5)	-	(5)	100.0%
Other	1,706	1,940	(234)	-12.1%
Total other operating income	$ 14,248	$ 12,903	$ 1,345	10.4%

2010 compared with 2009

Other operating income increased for 2010 compared to 2009. There are several factors that contribute to the overall increase.

Wealth Management fees increased for 2010 compared to 2009. The increase is attributable to the overall increase in the stock market, estate fees, and tax preparation fees. Partially offsetting the increase is a decrease in Dreyfus money market funds.

Service charges and fees on deposit accounts decreased for 2010 compared to 2009. The decrease is primarily attributable to a decrease in service charges collected for DDA business and non-profit accounts due to a higher earnings credit rate in 2010 compared to 2009 and a decrease in overdraft and NSF fees. The decrease is partially offset by an increase in wire transfer fees.

Rental income increased for 2010 compared to 2009. The increase is primarily due to an increase in rental income collected on foreclosed property owned by the Corporation. The increase is partially offset by a decrease in building rental income due to the bank occupying more space at the 4930 North Pennsylvania Street and 107 North Pennsylvania Street locations thus reducing the space available for tenants.

Management's Discussion and Analysis (cont'd)

Mortgage banking income increased for 2010 compared to 2009. The increase for 2010 compared to 2009 is due to an increase in the net gain on the sale of mortgage loans. A net gain on the sale of mortgage loans of $2.3 million was recorded for 2010, as compared to a net gain on the sale of mortgage loans of $1.6 million for 2009. The increase in the net gain on sale of mortgage loans is due to an increase in the volume of loans originated period over period. For 2010, origination of loans held for sale was $88.8 million. For 2009, origination of loans held for sale was $69.7 million. Also, contributing to the increase was the sale of residential mortgages that were previously originated so that the Corporation could shorten the duration of earning assets.

Offsetting this increase was a write down of the fair value of MSRs of $527 thousand for 2010, as compared to a write down of $334 thousand for 2009.

When a mortgage loan is sold and the MSRs are retained, the MSRs are recorded as an asset on the balance sheet. The value of the MSRs is sensitive to changes in interest rates. In a declining interest rate environment, mortgage loan refinancings generally increase, causing actual and expected loan prepayments to increase, which decreases the value of existing MSR's. Conversely, as interest rates rise, mortgage loan refinancings generally decline, causing actual and expected loan prepayments to decrease, which increases the value of the MSRs.

Interchange income increased for 2010 compared to 2009. The increase is attributable to higher transaction volumes for debit cards and credit cards in 2010 compared to 2009.

Net loss on sale of securities increased for 2010 compared to 2009. There was one sale of a held-to-maturity municipal security during 2010. Since the municipal security has a non-rated issuer, a credit review of the municipality was conducted. As a result of the review, it was determined that the investment was no longer considered a pass asset and thus below investment grade. Per investment policy, the Corporation is prohibited from holding any securities below investment grade.

Other income decreased for 2010 compared to 2009. The decrease is due to a decrease in bank owned life insurance income, letter of credit fees, Dreyfus money market funds sweep fees, late fee income, and income collected for a swap fee. The decrease is partially offset by an increase in prepayment penalties collected, and Mastercard/Visa merchant fees.

Other Operating Expenses

The following table details the components of other operating expenses for the years ended December 31, (dollars in thousands):

	2011	2010	$ Change	% Change
Salaries, wages and employee benefits	$ 28,188	$ 24,859	$ 3,329	13.4%
Occupancy	2,709	2,556	153	6.0%
Furniture and equipment	1,171	1,220	(49)	-4.0%
Professional services	1,996	2,148	(152)	-7.1%
Data processing	3,295	3,014	281	9.3%
Business development	1,701	1,610	91	5.7%
FDIC Insurance	1,410	2,101	(691)	-32.9%
Non performing assets	1,526	2,100	(574)	-27.3%
Other	2,839	3,914	(1,075)	-27.5%
Total other operating expenses	$ 44,835	$ 43,522	$ 1,313	3.0%

Management's Discussion and Analysis (cont'd)

2011 compared with 2010

Other operating expenses increased for 2011 compared to 2010. There are several factors that contribute to the overall increase.

Salaries, wages, and employee benefits increased for 2011 compared to 2010. The increase is the result of increased salary expense, employer FICA expense, federal and state unemployment tax expense, group medical benefits, performance bonus, deferred compensation, employee relations, and 401K expense. There was an increase in the number of employees to 274 full-time equivalents in 2011 from 267 full-time equivalents in 2010. The percentage accrued for the performance bonus was higher in 2011 as compared to the percentage for 2010. The increase is partially offset by an increase in direct loan origination costs capitalized.

Occupancy expense increased for 2011 compared to 2010. The increase is due to an increase in real estate taxes, building and improvements depreciation expense, lawn maintenance, building operating costs, and utilities expense. The increase is partially offset by a decrease in building and property repair expense, land and leasehold improvements depreciation expense, snow removal, and building cleaning and supplies.

Furniture and equipment expense decreased for 2011 compared to 2010. This decrease is due to a decrease in furniture, fixture, and equipment purchased for less than $500 and expensed, computer equipment depreciation expense, and maintenance contracts. The decrease is partially offset by an increase in furniture, fixture, and equipment repair expense and furniture, fixture, and equipment depreciation expense.

Professional services expense decreased for 2011 compared to 2010. The decrease is due to a decrease in consulting fees, design services, courier service, and attorney fees. The decrease is partially offset by an increase in accounting fees, outsourced internal audit services, and advertising agency fees.

Data processing expenses increased for 2011 compared to 2010. The increase is due to an increase in bill payment services, ATM/debit cards, credit cards, remote deposit capture fees, fiduciary income tax preparation for Wealth Management accounts, transaction processing fees and mutual fund expense for Wealth Management accounts, and software maintenance. The increase is partially offset by a decrease in service bureau fees related to activity by the Bank.

Business development expenses increased for 2011 compared to 2010. The increase is due to an increase in customer relations, customer entertainment, customer promotions and premium items, market research, advertising, and public relations. The increase is partially offset by a decrease in direct mail campaign and sales and product literature.

FDIC insurance expense decreased for 2011 compared to 2010. The decrease is due to the new rate schedule adopted by the FDIC effective April 1, 2011. In addition, effective January 1, 2011, the FDIC changed the Temporary Liquidity Guarantee Program and the Corporation was no longer required to pay for this program. The decrease is partially offset by an increase in the FDIC assessment because of higher assets period over period.

Management's Discussion and Analysis (cont'd)

Non-performing asset expenses decreased for 2011 compared to 2010. This decrease is due to a decrease in the write down of the carrying value of other real estate owned and classified loan expense. Recorded net gains on the sale of the other real estate owned by the Corporation also contributed to the decrease. The decrease is partially offset by an increase in real estate taxes, lawn maintenance, and appraisal fees related to other real estate owned by the Corporation.

Other expenses decreased for 2011 compared to 2010. The decrease is due to a reversal of a $1.0 million accrual established by the Corporation in 2008 relating to a certain deposit account. In 2010, the Corporation recorded a reserve as a result of a wire transfer inadvertently sent to the wrong beneficiary. During 2011, the Corporation recovered $395 thousand relating to the wire transfer. The decrease is partially offset by an increase in check losses.

The following table details the components of other operating expenses for the years ended December 31, (dollars in thousands):

	2010	2009	$ Change	% Change
Salaries, wages and employee benefits	$ 24,859	$ 21,332	$ 3,527	16.5%
Occupancy	2,556	2,441	115	4.7%
Furniture and equipment	1,220	1,359	(139)	-10.2%
Professional services	2,148	1,873	275	14.7%
Data processing	3,014	2,752	262	9.5%
Business development	1,610	1,531	79	5.2%
FDIC Insurance	2,101	2,142	(41)	-1.9%
Non performing assets	2,100	1,383	717	51.8%
Other	3,914	3,541	373	10.5%
Total other operating expenses	$ 43,522	$ 38,354	$ 5,168	13.5%

2010 compared with 2009

Other operating expenses increased for 2010 compared to 2009. There are several factors that contribute to the overall increase.

Salaries, wages, and employee benefits increased for 2010 compared to 2009. The increase is the result of increased salary expense, employer FICA expense, performance bonus, deferred compensation, 401K expense, and security guard. At the beginning of 2010 rates for group medical and dental benefits increased as compared to 2009. There was an increase in the number of employees to 267 full-time equivalents in 2010 from 261 full-time equivalents in 2009. The increase is partially offset by a decrease in group life insurance, training expense, and direct loan origination costs.

Occupancy expense increased for 2010 compared to 2009. The increase is due to an increase in building and improvements depreciation expense due to the opening of the banking center located at 11701 Olio Road in December 2009. Also contributing to this increase is an increase in rent expense at the disaster location, building and property repairs and maintenance, management fees, utilities, and snow removal. The increase is partially offset by a decrease in real estate taxes, building operating costs, supplies, and leasehold improvements depreciation expense due to assets being fully depreciated.

Management's Discussion and Analysis (cont'd)

Furniture and equipment expense decreased for 2010 compared to 2009. This decrease is due to a decrease in depreciation for furniture, fixture, and equipment due to older assets being fully depreciated. Also contributing to the decrease was a decrease in furniture, fixture, and equipment maintenance contracts and repair expense.

Professional services expense increased for 2010 compared to 2009. The increase is due to an increase in consulting fees, design services, outsourced internal audit services, accounting fees, and attorney fees. The increase is partially offset by a decrease in courier service and advertising agency fees.

Data processing expenses increased for 2010 compared to 2009. The increase is due to an increase in bill payment services, ATM/debit cards, credit cards, fiduciary income tax preparation for Wealth Management accounts, transaction processing fees and mutual fund expense for Wealth Management accounts, computer software, and software maintenance. The increase is partially offset by a decrease in service bureau fees related to activity by the Bank.

Business development expenses increased for 2010 compared to 2009. The increase is due to an increase in customer relations, customer entertainment, sales and product literature, customer promotions and premium items, market research, and public relations. The increase is partially offset by a decrease in grand opening expense.

FDIC insurance expense decreased for 2010 compared to 2009. The decrease is due to a special assessment of $557 thousand that was expensed during the second quarter of 2009 and is partially offset by higher assessment rates in 2010.

Non-performing assets expenses increased for 2010 compared to 2009. This increase is due to an increase in the write down of the carrying value of other real estate owned and classified loan expense. Also contributing to the increase is an increase in real estate taxes, lawn maintenance, and appraisal fees related to other real estate owned by the Corporation. The increase is partially offset by gains on the sale of other real estate.

Other expenses increased for 2010 compared to 2009. The increase is due to the Corporation recording a reserve as a result of a wire transfer inadvertently sent to the wrong beneficiary. During 2011, the Corporation collected the remaining misappropriated funds. Also contributing to the increase was an increase in office supplies, stationery and printing, telephone service, ATM surcharges refunded, personal property taxes, charitable contributions, board fees, Comptroller of the Currency assessment, Wealth Management client adjustments, and debit card losses. The increase is partially offset by a decrease in documents and forms, armored transportation, loan collection expense, loan appraisals, correspondent bank charges, check losses, credit card losses, and postage expense.

Management's Discussion and Analysis (cont'd)

Tax (Benefit)/Expense

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5%, in the computation of tax expense or benefit. The provision for income taxes consisted of the following for the years ended December 31, (dollars in thousands):

	2011	2010	2009
Current (benefit) expense			
Federal	$ 736	$ 1,771	$ (425)
State	634	611	20
Deferred benefit			
Federal	(129)	(1,234)	(664)
State	(100)	(386)	(181)
Total income tax (benefit)	$ 1,141	$ 762	$ (1,250)

The statutory rate reconciliation is as follows for the years ended December 31, (dollars in thousands):

	2011	2010	2009
Income (loss) before federal and state income tax	$ 6,497	$ 4,548	$ (1,138)
Tax expense (benefit) at federal statutory rate	$ 2,209	$ 1,546	$ (387)
Increase (decrease) in taxes resulting from:			
State income tax	332	148	(92)
Tax exempt interest	(1,280)	(937)	(716)
Bank owned life insurance	(115)	(133)	(139)
Community Reinvestment Act credit	(67)	-	-
Customer entertainment	85	95	92
Other	(23)	43	(8)
Total income tax (benefit)	$ 1,141	$ 762	$ (1,250)

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Management's Discussion and Analysis (cont'd)

The components of the Corporation's net deferred tax assets in the consolidated balance sheet as of December 31, are as follows (dollars in thousands):

	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 5,586	$ 5,919
Equity based compensation	3,371	2,594
Other real estate owned	888	645
Accrued contingencies	-	391
Other	599	786
Total deferred tax assets	10,444	10,335
Deferred tax liabilities:		
Net unrealized gain on securities	(2,338)	(211)
Mortgage servicing rights	(571)	(635)
Depreciation	(443)	(258)
Other	(450)	(691)
Total deferred tax liabilities	(3,802)	(1,795)
Net deferred tax assets	$ 6,642	$ 8,540

Effects of Inflation

Inflation can have a significant effect on the operating results of all industries. This is especially true in industries with a high proportion of fixed assets and inventory. However, management believes that these factors are not as critical in the banking industry. Inflation does, however, have an impact on the growth of total assets and the need to maintain a proper level of equity capital.

Interest rates are significantly affected by inflation, but it is difficult to assess the impact since neither the timing nor the magnitude of the changes in the various inflation indices coincides with changes in interest rates. There is, of course, an impact on longer-term earning assets; however, this effect continues to diminish as investment maturities are shortened and interest-earning assets and interest-bearing liabilities shift from fixed rate, long-term to rate-sensitive, short-term.

Liquidity and Interest Rate Sensitivity

The Corporation must maintain an adequate liquidity position in order to respond to the short-term demand for funds caused by withdrawals from deposit accounts, extensions of credit and for the payment of operating expenses. Maintaining an adequate liquidity position is accomplished through the management of the liquid assets - those which can be converted into cash - and access to additional sources of funds. The Corporation must monitor its liquidity ratios as established by the Asset Liability Committee ("ALCO"). In addition, the Corporation has established a contingency funding plan to address liquidity needs in the event of depressed economic or market conditions, unexpected events, and/or situations beyond the Corporation's control. The liquidity position is continually monitored and reviewed by ALCO.

Management's Discussion and Analysis (cont'd)

The Corporation has many sources of funds available, they include: cash and due from Federal Reserve, overnight federal funds sold, investments classified as available for sale, maturity of investments classified as held to maturity, deposits, Federal Home Loan Bank ("FHLB") advances, and issuance of debt. During 2011, proceeds from maturities of investment securities were the most significant source of funds while purchases of investment securities available for sale and held to maturity were the most significant use of funds. During and 2010 and 2009, deposits provided the most significant funding source while purchases of investment securities available for sale and held to maturity were the most significant use of funds.

The Corporation entered into a $2.0 million revolving line of credit with U.S. Bank which matured on August 31, 2011. On September 1, 2011, the Corporation renewed the revolving loan agreement which will mature on August 31, 2012. As part of the renewal of the revolving loan agreement, the commitment was reduced from $2.0 million to $1.0 million. Under the terms of the revolving line of credit, the Corporation paid prime plus 1.25% which equated to 4.50% at December 31, 2011. In addition, the Corporation paid a 0.25% fee on the unused portion of the revolving line of credit. As of December 31, 2011, the outstanding balance of the revolving line of credit was $0.

The Corporation also has a $3.0 million one-year facility with U.S. Bank which matured August 31, 2011. The one-year term facility was renewed and will now mature on August 31, 2012. Under the terms of the one-year term facility, the Corporation pays prime plus 1.25% which equated to 4.50% at December 31, 2011. In addition to quarterly interest payments, the Corporation makes quarterly principal payments of $62.5 thousand. As of December 31, 2011, the outstanding balance of the term facility was $2.4 million.

All of the U.S. Bank agreements contain various financial and non-financial covenants. As of December 31, 2011, the Corporation was in compliance with all covenants.

Primary liquid assets of the Corporation are cash and due from banks, federal funds sold, investments held as available for sale, and maturing loans. Interest bearing due from banks represented the Corporation's primary source of immediate liquidity and averaged approximately $187.1 million, $155.5 million, and $91.3 million for the years ended December 31, 2011, 2010, and 2009, respectively. The Corporation believes these balances are maintained at a level adequate to meet immediate needs. Reverse repurchase agreements may serve as a source of liquidity, but are primarily used as collateral for customer balances in overnight repurchase agreements. Maturities in the Corporation's loan and investment portfolios are monitored regularly to avoid matching short-term deposits with long-term loans and investments. Other assets and liabilities are also monitored to provide the proper balance between liquidity, safety, and profitability. This monitoring process must be continuous due to the constant flow of cash which is inherent in a financial institution.

The Corporation's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events or uncertainties that may result in a significant adverse effect on the Corporation's liquidity position.

Management's Discussion and Analysis (cont'd)

The Corporation actively manages its interest rate sensitive assets and liabilities to reduce the impact of interest rate fluctuations. At December 31, 2011, the Corporation's rate sensitive liabilities exceeded rate sensitive assets due within one year by $106.9 million. At December 31, 2010, the Corporation's rate sensitive liabilities exceeded rate sensitive assets due within one year by $105.7 million.

The purpose of the Bank's Investment Committee is to manage and balance interest rate risk of the investment portfolio, to provide a readily available source of liquidity to cover deposit runoff and loan growth, and to provide a portfolio of safe, secure assets of high quality that generate a supplemental source of income in concert with the overall asset/liability policies and strategies of the Bank.

The Bank holds securities of the U.S. Government and its agencies along with mortgage-backed securities, collateralized mortgage obligations, municipals, and Federal Home Loan Bank and Federal Reserve Bank stock. In order to properly manage market risk, credit risk and interest rate risk, the Bank has guidelines it must follow when purchasing investments for the portfolio and adherence to these policy guidelines are reported monthly to the board of directors.

A portion of the Bank's investment securities consist of mortgage-backed securities and collateralized mortgage obligations. The Bank limits the level of these securities that can be held in the portfolio to a specified percentage of total average assets.

All mortgage-related securities must pass the FFIEC stress test. This stress test determines if price volatility under a 100, 200, and 300 basis point interest rate shock for each security exceeds a benchmark 30 year mortgage-backed security. If the security fails the test, it is considered high risk and the Bank will not purchase it. All mortgage-related securities purchased and included in the investment portfolio will be subject to the FFIEC test as of December 31 each year to determine if they have become high risk holdings. If a mortgage-related security becomes high risk, it will be evaluated by the Bank's Investment Committee to determine if the security should be liquidated. At December 31, 2011, the Bank held two high risk mortgage-related securities. At December 31, 2010, the Bank held three high risk mortgage-related securities.

The Bank's investment portfolio also consists of bank-qualified municipal securities. Municipal securities purchased are limited to the first four (4) investment grades of the rating agencies. The grade is reviewed each December 31 to verify that the grade has not deteriorated below the first four (4) investment grades. The Bank may purchase non-rated general obligation municipals, but the credit strength of the municipality must be evaluated by the Bank's Credit Department. At December 31, 2011, the Corporation held two municipal debt securities from one issuer that have no underlying rating. A credit review of the municipality has been conducted. As a result, it was determined that these two non-rated debt securities would be rated a "pass" asset and thus classified as an investment grade security. Generally, municipal securities from each issuer will be limited to $2 million, never to exceed 10% of the Bank's tier 1 capital and will not have a stated final maturity date of greater than fifteen (15) years.

Management's Discussion and Analysis (cont'd)

The FTE average yield on the Bank's investment portfolio is as follows for the years ended December 31,

	2011	2010	2009
U.S. Treasury securities	0.09%	0.19%	1.09%
U.S. Government agencies	1.07%	1.47%	3.42%
Collateralized mortgage obligations	1.74%	2.63%	3.28%
Municipals	5.72%	5.66%	5.60%
Other securities	0.31%	0.31%	0.39%

With the exception of securities of the U.S. Government and its agencies, the Corporation had no other securities with a book or market value greater than 10% of shareholders' equity as of December 31, 2011, 2010, and 2009.

The following is a summary of available-for-sale and held-to-maturity securities as of December 31, (dollars in thousands):

2011	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Estimated Fair Value
Available-for-sale				
U.S. Treasury securities	$ 500	$ -	$ -	$ 500
U.S. Government agencies	70,967	334	(35)	71,266
Municipal securities	63,115	5,603	-	68,718
Total available-for-sale	$ 134,582	$ 5,937	$ (35)	$ 140,484

	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized (Loss)	Estimated Fair Value
Held-to-maturity				
Collateralized mortgage obligations, residential	$ 112,842	$ 1,308	$ (119)	$ 114,031
Mortgage backed securities, residential	832	15	-	847
Other securities	125	-	-	125
Total Held-to-maturity	$ 113,799	$ 1,323	$ (119)	$ 115,003

2010	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Estimated Fair Value
Available-for-sale				
U.S. Treasury securities	$ 8,700	$ -	$ -	$ 8,700
U.S. Government agencies	66,444	535	(2)	66,977
Total available-for-sale	$ 75,144	$ 535	$ (2)	$ 75,677

	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized (Loss)	Estimated Fair Value
Held-to-maturity				
Municipal securities	$ 55,429	$ 2,121	$ (115)	$ 57,435
Collateralized mortgage obligations, residential	57,569	714	(139)	58,144
Mortgage backed securities, residential	1,528	45	-	1,573
Other securities	150	-	-	150
Total Held-to-maturity	$ 114,676	$ 2,880	$ (254)	$ 117,302

Management's Discussion and Analysis (cont'd)

2009		Amortized Cost		Gross Unrealized Gain		Gross Unrealized (Loss)		Estimated Fair Value
Available-for-sale								
U.S. Treasury securities	$	506	$	-	$	-	$	506
U.S. Government agencies		66,795		97		(102)		66,790
Total available-for-sale	$	67,301	$	97	$	(102)	$	67,296

		Amortized Cost		Gross Unrecognized Gain		Gross Unrecognized (Loss)		Estimated Fair Value
Held-to-maturity								
Municipal securities	$	54,913	$	1,805	$	(47)	$	56,671
Collateralized mortgage obligations, residential		30,124		29		(232)		29,921
Mortgage backed securities, residential		9,735		111		-		9,846
Other securities		150		-		-		150
Total Held-to-maturity	$	94,922	$	1,945	$	(279)	$	96,588

On May 31, 2011, the Corporation transferred the municipal securities, with a net unrecognized gain of $3,478 thousand, from held-to-maturity to available-for-sale. This enabled the Corporation to sell a municipal bond if it deems it to be appropriate when there may be an opportunity due to changes in interest rate levels to reposition maturities within the portfolio and the ability to react faster to potential credit problems with non-rated issuers and sell the bond. Since the municipal securities have a longer average life than the remaining securities of the available for sale investment portfolio, it is still the intent of the Corporation to hold the municipal securities until maturity.

During 2011, the Corporation sold four available-for-sale municipal securities with a net carrying amount of $2,439 thousand resulting in a net gain of $45 thousand. The non-rated municipals were out of state and monitoring their credit risk on a timely basis was difficult. There was one sale of a held-to-maturity municipal security with a net carrying amount of $483 thousand that was sold for a loss of $5 thousand during 2010. Since the security had a non-rated issuer, a credit review of the municipality was conducted. As a result of this review, it was determined that the investment was no longer considered a pass asset and thus below investment grade. Per investment policy, the Corporation is prohibited from holding any securities below investment grade. There were no sales of securities during 2009.

In determining other-than-temporary impairment ("OTTI") for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Corporation has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other than temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

Management's Discussion and Analysis (cont'd)

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

As of December 31, 2011, the Corporation held 8 investments of which the amortized cost was greater than fair value. The Corporation has no securities in which OTTI has been recorded.

The unrealized losses for investments classified as available-for-sale are attributable to changes in interest rates and/or economic environment and individually were 0.27% or less of the respective amortized costs. There was one unrealized loss on a FNMA Agency that was purchased December 2011. Given this investment is backed by the U.S. Government and its agencies; there is minimal credit risk at this time.

Although there were no unrealized losses on the municipals at December 31, 2011, the credit rating of the individual municipalities was assessed. As of December 31, 2011, all but two of the municipal debt securities were rated BBB or better (as a result of insurance of the underlying rating on the bond). The two municipal debt securities have no underlying rating. Credit reviews of the municipalities have been conducted. As a result, management has determined that all of the non-rated debt securities would be rated a "pass" asset and thus classified as an investment grade security. All interest payments are current for all municipal securities and management expects all to be collected in accordance with contractual terms.

The unrealized losses for investments classified as held-to-maturity are attributable to changes in interest rates and/or economic environment and individually were 0.84% or less of their respective amortized costs. The unrealized losses relate primarily to residential collateralized mortgage obligations. The residential collateralized mortgage obligations were purchased between October 2010 and August 2011. There has been a decrease in long-term interest rates from the time of the investment purchase and December 31, 2011, which affects the fair value of residential collateralized mortgage obligations and prepayment speeds. All residential collateralized mortgage obligations are backed by the U.S. Government and its agencies and represent minimal credit risk at this time.

Management's Discussion and Analysis (cont'd)

The following table shows the carrying value and weighted-average yield of investment securities at December 31, 2011, by contractual maturity. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call and/or prepay obligations prior to maturity. Collateralized mortgage obligations and mortgage backed securities are allocated based on the average life at December 31, 2011, (dollars in thousands).

	Available-for-Sale Securities				
	Within 1 Year	1 to 5 Years	5 to 15 Years	Total	Weighted-Average Yield
U.S. Treasury securities	$ 500	$ -	$ -	$ 500	0.08%
U.S. Government agencies	47,959	23,307	-	71,266	1.05%
Municipals - FTE	-	18,350	50,368	68,718	5.71%
Fair value	$ 48,459	$ 41,657	$ 50,368	$ 140,484	
Weighted-average yield - FTE	1.18%	2.97%	5.66%	3.32%	

	Held-to-Maturity Securities				
	Within 1 Year	1 to 5 Years	5 to 15 Years	Total	Weighted-Average Yield
Collateralized mortgage obligations, residential	$ 41,110	$ 62,851	$ 8,881	$ 112,842	1.04%
Mortgage backed securities, residential	375	457	-	832	3.87%
Other securities	25	100	-	125	2.47%
Amortized cost	$ 41,510	$ 63,408	$ 8,881	$ 113,799	
Weighted-average yield	1.07%	1.06%	1.04%	1.06%	

Investment securities with a carrying value of approximately $97 million and $103 million were pledged as collateral for Wealth Management accounts and securities sold under agreements to repurchase at December 31, 2011, and 2010, respectively.

As part of managing liquidity, the Corporation monitors its loan to deposit ratio on a daily basis. At December 31, 2011, the ratio was 76.7 percent and as of December 31, 2010, the ratio was 72.7 percent, which is within the Corporation's acceptable range.

Management's Discussion and Analysis (cont'd)

The following table shows the composition of the Bank's loan portfolio, including unamortized deferred costs net of fees, as of December 31, (dollars in thousands):

	2011		2010		2009		2008		2007	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
TYPES OF LOANS										
Commercial & industrial	$ 313,019	32.8%	$ 287,543	31.9%	$ 294,884	34.1%	$ 307,409	34.0%	$ 279,109	33.6%
Commercial real estate	302,475	31.7%	289,013	32.1%	232,840	27.0%	217,445	24.0%	175,027	21.1%
Construction	43,314	4.6%	44,615	4.9%	75,615	8.8%	83,822	9.3%	82,581	9.9%
Residential	262,611	27.5%	258,963	28.8%	241,592	28.0%	260,354	28.8%	243,015	29.3%
Consumer	27,235	2.9%	15,769	1.8%	14,968	1.7%	31,833	3.5%	47,550	5.7%
Credit cards	4,958	0.5%	4,429	0.5%	3,939	0.4%	3,344	0.4%	3,046	0.4%
Total - Gross	$ 953,612	100.0%	$ 900,332	100.0%	$ 863,838	100.0%	$ 904,207	100.0%	$ 830,328	100.0%
Allowance	(14,242)		(15,134)		(13,716)		(12,847)		(9,453)	
Total - Net	$ 939,370		$ 885,198		$ 850,122		$ 891,360		$ 820,875	

Management's Discussion and Analysis (cont'd)

The following table shows the composition of the commercial and industrial loan category, including unamortized deferred costs net of fees, by industry type as of December 31, (dollars in thousands):

	2011		2010		2009		2008		2007	
Type	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Agriculture, Forestry & Fishing	$ 567	0.2%	$ 565	0.2%	$ 358	0.1%	$ 369	0.1%	$ 307	0.1%
Mining	8,229	2.6%	5,259	1.8%	5,169	1.8%	6,947	2.3%	5,136	1.8%
Utilities	-	0.0%	-	0.0%	25	0.0%	31	0.0%	28	0.0%
Construction	15,753	5.0%	10,338	3.6%	7,594	2.6%	14,417	4.7%	10,885	3.9%
Manufacturing	30,275	9.7%	33,750	11.7%	41,799	14.2%	38,979	12.7%	43,067	15.4%
Wholesale Trade	34,922	11.2%	38,352	13.3%	38,603	13.1%	37,627	12.2%	40,889	14.6%
Retail Trade	13,302	4.2%	10,664	3.7%	6,892	2.3%	6,025	2.0%	7,257	2.6%
Transportation	22,045	7.0%	16,302	5.7%	17,482	5.9%	18,045	5.9%	16,635	6.0%
Information	4,139	1.3%	797	0.3%	733	0.3%	123	0.0%	140	0.0%
Finance & Insurance	8,438	2.7%	6,099	2.1%	10,957	3.7%	10,667	3.5%	6,866	2.5%
Real Estate and Rental & Leasing	53,670	17.2%	47,173	16.4%	53,477	18.1%	58,624	18.9%	44,657	16.0%
Professional, Scientific & Technical Services	29,433	9.4%	31,837	11.1%	31,544	10.7%	39,809	13.0%	37,345	13.4%
Management of Companies & Enterprises	40	0.0%	388	0.1%	1,792	0.6%	2,521	0.8%	2,652	1.0%
Administrative and Support, Waste Management & Remediation Services	6,256	2.0%	5,028	1.8%	1,848	0.6%	2,367	0.8%	2,428	0.9%
Educational Services	4,745	1.5%	3,867	1.3%	3,355	1.1%	4,919	1.6%	4,270	1.5%
Health Care & Social Assistance	18,031	5.8%	21,268	7.4%	30,030	10.2%	32,063	10.4%	26,264	9.4%
Arts, Entertainment & Recreation	2,142	0.7%	2,145	0.8%	2,705	0.9%	3,013	1.0%	2,093	0.8%
Accommodation & Food Services	3,498	1.1%	3,556	1.2%	3,112	1.1%	3,627	1.2%	3,908	1.4%
Other Services	40,562	13.0%	40,158	14.0%	37,409	12.7%	27,236	8.9%	24,282	8.7%
Public Administration	16,972	5.4%	9,997	3.5%	-	0.0%	-	0.0%	-	0.0%
	$ 313,019	100.0%	$ 287,543	100.0%	$ 294,884	100.0%	$ 307,409	100.0%	$ 279,109	100.0%

The following table shows the composition of the Bank's deposit portfolio as of December 31, (dollars in thousands):

	2011		2010		2009	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
TYPES OF DEPOSITS						
Demand	$ 258,874	24.1%	$ 221,129	21.2%	$ 192,705	22.9%
MMDA/Savings	817,081	75.9%	821,345	78.8%	650,353	77.1%
Total Demand Deposits	1,075,955	100.0%	1,042,474	100.0%	843,058	100.0%
CDs < $100,000	46,768	28.0%	72,665	37.0%	62,769	30.0%
CDs > $100,000	98,045	58.8%	101,564	51.7%	124,085	59.4%
Individual Retirement Accounts	22,051	13.2%	22,137	11.3%	22,153	10.6%
Total Certificates of Deposit	166,864	100.0%	196,366	100.0%	209,007	100.0%
Total Deposits	$ 1,242,819		$ 1,238,840		$ 1,052,065	

Management's Discussion and Analysis (cont'd)

The following table (dollars in thousands) illustrates the projected maturities and the repricing mechanisms of the major asset/liabilities categories of the Corporation as of December 31, 2011, based on certain assumptions. Prepayment rate assumptions have been made for the residential loans secured by real estate portfolio. Maturity and repricing dates for investments have been projected by applying the assumptions set forth below to contractual maturity and repricing dates. A 12% run off assumption is used for Demand Deposits.

Of the $40.8 million Jumbo CDs maturing in 0-180 days, $28.7 million will mature in three months or less.

	0 - 180 days	181 - 365 days	1 - 2 years	2 - 3 years	3 -5 years	5 + years	Non-interest Earning	Total
Interest Earning Assets:								
Interest bearing due from banks	$ 159,290	$ -	$ -	$ -	$ -	$ -	$ -	$ 159,290
Reverse repurchase agreements	1,000	-	-	-	-	-	-	1,000
Federal funds sold	2,911	-	-	-	-	-	-	2,911
Investments	47,579	42,416	55,108	25,043	44,088	40,049	-	254,283
Loans								
Commercial & Industrial								
Fixed	32,032	6,006	5,893	3,321	6,571	17,046	370	71,239
Variable	231,126	3,362	25	-	-	-	7,014	241,527
Construction	37,319	68	742	898	945	45	4,586	44,603
Commercial Loans Secured by Real Estate								
Fixed	5,448	8,824	18,497	17,376	45,727	26,638	482	122,992
Variable	164,776	447	1,137	1,154	3,857	-	7,062	178,433
Residential Loans Secured by Real Estate								
Fixed	23,878	12,737	17,455	17,743	9,757	2,490	2,639	86,699
Variable	130,579	12,385	11,493	7,760	9,453	2,162	1,561	175,393
Other								
Fixed	1,363	566	873	697	1,753	70	-	5,322
Variable	26,844	-	-	-	-	-	-	26,844
Federal reserve and FHLB stock	2,028	-	-	-	-	962	-	2,990
Total Interest Earning Assets	$ 866,173	$ 86,811	$ 111,223	$ 73,992	$ 122,151	$ 89,462	$ 23,714	$ 1,373,526
Non-Interest Earning Assets							86,070	86,070
Total Assets	$ 866,173	$ 86,811	$ 111,223	$ 73,992	$ 122,151	$ 89,462	$ 109,784	$ 1,459,596
Interest Bearing Liabilities:								
Interest Bearing Demand	$ 216,311	$ -	$ -	$ -	$ -	$ -	$ -	$ 216,311
Savings Deposits	31,428	-	-	-	-	-	-	31,428
Money Market Accounts	569,342	-	-	-	-	-	-	569,342
Certificate of Deposits	26,504	16,695	8,429	3,737	2,125	4,651	-	62,141
Jumbo CDs	40,797	27,304	12,850	4,542	2,167	17,063	-	104,723
Repurchase agreements and other short-term secured borrowings	94,533	-	1,052	-	-	-	-	95,585
Short-term debt	126	2,312	-	-	-	-	-	2,438
Subordinated Debt	5,000	-	-	-	-	-	-	5,000
Company obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely the junior subordinated debentures of the parent company	-	-	-	-	-	13,918	-	13,918
Total Interest Bearing Liabilities	$ 984,041	$ 46,311	$ 22,331	$ 8,279	$ 4,292	$ 35,632	$ -	1,100,886
Demand Deposits	15,255	14,257	26,059	23,098	38,622	141,583	-	258,874
Non-Interest Bearing Liabilities							9,717	9,717
Equity							90,119	90,119
Total Liabilities & Shareholders' Equity	$ 999,296	$ 60,568	$ 48,390	$ 31,377	$ 42,914	$ 177,215	$ 99,836	$ 1,459,596
Interest Sensitivity Gap per Period	$ (133,123)	$ 26,243	$ 62,833	$ 42,615	$ 79,237	$ (87,753)	$ 9,948	
Cumulative Interest Sensitivity Gap	$ (133,123)	$ (106,880)	$ (44,047)	$ (1,432)	$ 77,805	$ (9,948)	$ -	
Interest Sensitivity Gap as a Percentage of Earning Assets	-9.86%	1.94%	4.65%	3.16%	5.87%	-6.50%	0.74%	
Cumulative Sensitivity Gap as a percentage of Earning Assets	-9.86%	-7.92%	-3.26%	-0.11%	5.76%	-0.74%	0.00%	

Management's Discussion and Analysis (cont'd)

Contractual Obligations

The following table (dollars in thousands) presents, as of December 31, 2011, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced notes to the Consolidated Financial Statements under Item 8 of this report.

	Note Reference	Less than One Year	One to Two Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity[(a)]		$ 1,075,955	$ -	$ -	$ -	$ 1,075,955
Consumer certificates of deposits[(a)]	9	111,301	29,558	4,292	21,713	166,864
Short term debt[(a)]	10	2,438	-	-	-	2,438
Repurchase agreements and other secured short-term borrowings[(a)]	10	94,533	1,052	-	-	95,585
Long-term debt[(a)]	10, 11	-	-	-	18,918	18,918
Operating leases [(b)]	7	417	810	513	548	2,288

(a) Excludes Interest
(b) The Corporation's operating lease obligations represent rental payments for banking center offices.

Critical Accounting Policies

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the valuation of the mortgage servicing asset, the valuation of investment securities, foreclosed assets, and the determination of the allowance for loan losses to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Management's Discussion and Analysis (cont'd)

Mortgage Servicing Assets

Mortgage servicing rights are recognized separately when they are acquired through sales of loans. Capitalized mortgage servicing rights are reported in other assets. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation obtains fair value estimates from an independent third party and compares significant valuation model inputs to published industry data in order to validate the model assumptions and results.

Under the fair value measurement method, the Corporation measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included in mortgage banking income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Investment Securities Valuation

When the Corporation classifies debt securities as held-to-maturity, it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

The Corporation obtains fair values from a third party on a monthly basis in order to adjust the available-for-sale securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. In determining whether a market value decline is other-than-temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline. Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Any excess recorded investment over the fair value of the property received is charged to the allowance for loan losses. The fair value of foreclosed assets is subject to fluctuations in appraised values which are affected by the local and national economy. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-performing assets expense.

When the Corporation owns and operates these assets, it is exposed to risks inherent in the ownership of real estate. In addition to declines in the value of the property, there are expenditures associated with the ownership of real estate which are expensed after the Corporation acquires the property. These expenditures primarily include real estate taxes, insurance, and maintenance costs. These expenses may adversely affect the income since they may exceed the amount of rental income collected.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance for loan losses.

Management estimates the allowance balance required for each loan portfolio segment by using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Within the allowance, there are specific and general loss components. The specific loss component is assessed for loans that management believes to be impaired. All loan classes are considered to be impaired when it is determined that the obligor will not pay all contractual principal and interest due or they become 90 days past due. For loans determined to be impaired, the loan's carrying value is compared to its fair value using one of the following fair value measurement techniques: present value of expected future cash flows, observable market price, or fair value of the associated collateral less costs to sell. An allowance is established when the fair value is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on a three-year

Management's Discussion and Analysis (cont'd)

historical loss experience supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: changes in lending policies and procedures; effects of changes in risk selection and underwriting standards; national and local economic trends and conditions; trends in nature, volume, and growth rate of loans; experience, ability, and depth of lending management and other relevant staff; levels of and trends in past due and classified loans; collateral valuations in the market for collateral dependent loans; effects of changes in credit concentrations; and competition, legal, and regulatory factors. These loans are segregated by loan class and/or risk grade with an estimated loss ratio applied against each loan class and/or risk grade.

Loans for which the terms have been modified resulting in concessions and for which the borrower is experiencing financial difficulties are considered a troubled debt restructuring and are classified as impaired. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, at the carrying value and a specific reserve is established if the fair value of the collateral is less than the carrying value. For troubled debt restructurings that subsequently default, the Corporation determines the amount of the reserve in accordance with the accounting policy for the allowance for loan losses.

The following portfolio segments have been identified: commercial and industrial, commercial real estate, residential, and consumer. Commercial credits and personal lines of credit are subject to the assignment of individual risk grades in accordance with the Corporation's Loan Risk Rating Guidelines. These loans are individually graded as Pass, Special Mention, Substandard or Doubtful, with the "Pass" rating further subdivided into risk gradients. Residential loans (including home equity lines of credit) and consumer loans (excluding aforementioned personal lines of credit) are not generally individually graded; rather, these loans are treated as homogenous pools within each category. When included in these pools, these loans are assigned a "Pass" Risk Rating. These loans may become individually graded based on a pledge of liquid collateral, delinquency status, identified changes in the borrower's repayment capacity, or as a result of legal action.

It is the policy of the Corporation to promptly charge off any loan, or portion thereof, which is deemed to be uncollectible. This includes, but is not limited to, any loan rated "Loss" by the regulatory authorities. All impaired loan classes are considered on a case-by-case basis.

An assessment of the adequacy of the allowance is performed on a quarterly basis. Management believes the allowance for loan losses is maintained at a level that is adequate to absorb probable losses inherent in the loan portfolio.

Management's Discussion and Analysis (cont'd)

The following table shows the dollar amount of the allowance for loan losses using management's estimate by loan portfolio segment as of December 31, (dollars in thousands):

	2011	2010	2009	2008	2007
Commercial & industrial	$ 5,377	$ 3,870	$ 4,155	$ 5,113	$ 3,422
Commercial real estate	6,279	7,845	6,279	4,028	3,105
Residential	1,644	2,400	3,003	3,332	2,445
Consumer	228	200	279	374	481
Unallocated reserve	714	819	-	-	-
Total	$ 14,242	$ 15,134	$ 13,716	$ 12,847	$ 9,453

Management considers the present allowance to be appropriate and adequate to cover losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deterioration in economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the provision for loan losses.

There was an overall decrease in the allowance for loan losses as of December 31, 2011, as compared to December 31, 2010. The allowance for loan losses is affected by the level of net charge-offs as well as changes in the specific and general loss components of the allowance for loan losses. The decrease was due to $265 thousand of the charge-offs being reserved for in a prior period and an improvement in the three-year historical loss experience as a percentage of outstanding loans, which lowers the general loss component of the allowance for loan losses.

Non-performing loans increased $15.6 million to $26.8 million as of December 31, 2011, from $11.2 million as of December 31, 2010. The increase is due to two large commercial relationships totaling $13.6 million. Due to the strength of the specific collateral of one these loans, a lower specific allowance was required than when the loan was part of the general loss component. The specific allowance attributable to non-performing loans increased $2.7 million to $4.3 million, or 16.2% of total non-performing loans, as of December 31, 2011, from $1.6 million, or 14.2% of total non-performing loans, as of December 31, 2010. Of the $2.7 million increase, $1.4 million is attributable to these two relationships.

Offsetting this increase to the specific loss component of the allowance for loans losses was a decrease in the general loss component of the allowance for loan losses. Due to an improvement in the three-year historical loss experience as a percentage of outstanding loans, which lowered the general loss component of the allowance for loan losses, the allowance for loan losses allocation for loans collectively evaluated for impairment decreased $3.6 million to $9.9 million, or 1.1% of total loans collectively evaluated for impairment, as of December 31, 2011, from $13.5 million, or 1.5% of total loans collectively evaluated for impairment, as of December 31, 2010.

Management's Discussion and Analysis (cont'd)

Loans collectively evaluated for impairment are comprised of two components: loans with a defined weakness and the remaining loan portfolio. Loans with a defined weakness decreased as of December 31, 2011, as compared to December 31, 2010. This decrease was offset by an increase in the overall outstanding loan balances for the same period. The outstanding balances of loans collectively evaluated for impairment increased $37.6 million to $926.8 million as of December 31, 2011, from $889.2 million as of December 31, 2010. The overall outstanding loan balances increased $53.3 million to $953.6 million as of December 31, 2011, from $900.3 million as of December 31, 2010.

Loans except for overdraft protection and credit cards are typically placed on non-accrual when the loan becomes 90 days past due, unless the loan is well secured and in the process of collection, or it is determined that the obligor will not pay all contractual principal and interest due. Overdraft protection lines of credit and credit cards are charged off when deemed uncollectible, but generally no later than when they become 150 days past due. Interest continues to legally accrue on these nonaccrual loans, but no income is recognized for financial statement purposes. Both principal and interest payments received on non-accrual loans are applied to the outstanding principal balance until the remaining balance is considered collectible, at which time interest income may be recognized when received.

The following table presents a summary of non-performing loans as of December 31, (dollars in thousands):

	2011		2010		2009		2008		2007	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial & industrial	$ 7,384	31.1%	$ 3,567	31.9%	$ 3,422	22.7%	$ 3,429	39.1%	$ 316	5.5%
Commercial real estate	12,130	51.2%	3,327	29.8%	10,345	68.5%	3,085	35.2%	3,491	60.6%
Residential	4,200	17.7%	4,165	37.3%	1,332	8.8%	2,243	25.5%	1,851	32.1%
Consumer	-	0.0%	106	1.0%	-	0.0%	17	0.2%	104	1.8%
Total non-accrual loans	$23,714	100.0 %	$ 11,165	100.0 %	$ 15,099	100.0 %	$ 8,774	100.0 %	$ 5,762	100.0 %
Loans 90 Days Past Due - Still Accruing	$ 20		$ 5		$ 7		$ 4		$ 27	
Troubled debt restructurings	$ 3,047		$ -		$ -		$ -		$ -	

Management's Discussion and Analysis (cont'd)

The following table presents a summary of non-performing loans as of December 31, (dollars in thousands):

	2011	2010	2009	2008	2007
Loan Type					
Commercial and industrial					
# of loans	14	26	11	25	4
Interest income recognized	$ 165	$ 82	$ 37	$ 140	$ 34
Additional interest income if loan had been accruing	$ 255	$ 201	$ 180	$ 148	$ 62
Commercial real estate					
# of loans	10	6	8	5	3
Interest income recognized	$ 236	$ 22	$ 354	$ 110	$ 51
Additional interest income if loan had been accruing	$ 209	$ 147	$ 146	$ 122	$ 127
Construction					
# of loans	3	1	3	-	1
Interest income recognized	$ 170	$ -	$ 178	$ -	$ 105
Additional interest income if loan had been accruing	$ 283	$ 151	$ 13	$ -	$ 10
Residential					
# of loans	33	27	27	17	15
Interest income recognized	$ 42	$ 78	$ 48	$ 73	$ 47
Additional interest income if loan had been accruing	$ 279	$ 170	$ 65	$ 72	$ 72
Consumer					
# of loans	2	1	2	5	4
Interest income recognized	$ -	$ 46	$ -	$ 1	$ 1
Additional interest income if loan had been accruing	$ 1	$ 1	$ -	$ 1	$ 20
Credit cards					
# of loans	1	1	2	3	6
Interest income recognized	$ 1	$ -	$ -	$ -	$ 3
Additional interest income if loan had been accruing	$ -	$ -	$ -	$ -	$ 1
Troubled debt restructurings	$ 20,226	$ 61	$ -	$ -	$ -

Capital Resources

The Corporation has a $1.0 million revolving line of credit and a $2.4 million one-year term loan with U.S. Bank. See "Liquidity and Interest Rate Sensitivity" section of this report for further discussion.

On June 29, 2007, the Bank entered into a Subordinated Debenture Purchase Agreement with U.S. Bank in the amount of $5.0 million, which will mature on June 28, 2017. Under the terms of the Subordinated Debenture Purchase Agreement, the Bank pays 3-month London Interbank Offered Rate (LIBOR) plus 1.20% which equated to 1.83% at December 31, 2011. Interest payments are due quarterly.

In September 2000, the Trust, which is wholly owned by the Corporation, issued $13.5 million of company obligated mandatorily redeemable capital securities and $418 thousand of common securities. The proceeds from the issuance of the capital securities and the common securities were used by the Trust to purchase from the Corporation $13.9 million fixed rate junior subordinated debentures. The capital securities mature September 7,

Management's Discussion and Analysis (cont'd)

2030, or upon earlier redemption as provided by the Indenture. The Corporation has the right to redeem the capital securities, in whole or in part, but in all cases in a principal amount with integral multiples of $1 thousand on any March 7 or September 7 on or after September 7, 2010, at a premium of 104.8%, declining ratably to par on September 7, 2020. The capital securities and the debentures have a fixed interest rate of 10.60% and are guaranteed by the Bank. The net proceeds received by the Corporation from the sale of capital securities were used for general corporate purposes.

There were no FHLB advances outstanding as of December 31, 2011 and 2010.

The Bank may add indebtedness of this nature in the future if determined to be in the best interest of the Bank.

Repurchase agreements and other secured short-term borrowings consist of security repurchase agreements and a non deposit product secured with the Corporation's municipal portfolio. The majority of the non-deposit product generally matures within a year. Security repurchase agreements generally mature within one to three days from the transaction date. At December 31, 2011, and 2010, the weighted average interest rate on these borrowings was 0.22% and 0.34%, respectively. During 2011, the maximum amount outstanding at any month-end during the year was $115 million. Due to the fact that security repurchase agreements are a sweep product used by the Corporation's corporate clients, there is not a large volatility in the average balances, because of the core deposit base. Balances in excess of this core deposit base are generally invested in overnight Federal Funds sold or at the Federal Reserve. Thus, liquidity is not materially affected.

Capital for the Bank is above well-capitalized regulatory requirements at December 31, 2011. Pertinent capital ratios for the Bank as of December 31, 2011, are as follows:

	Actual	Well Capitalized	Adequately Capitalized
Tier 1 risk-based capital ratio	9.4%	6.0%	4.0%
Total risk-based capital ratio	11.2%	10.0%	8.0%
Leverage ratio	6.5%	5.0%	4.0%

Dividends from the Bank to the Corporation may not exceed the net undivided profits of the Bank (included in consolidated retained earnings) for the current calendar year and the two previous calendar years without prior approval from the Office of the Comptroller of the Currency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made from the Bank to the Corporation during 2011 or 2010. A dividend of $1.4 million and $1.5 million was declared and paid by the Bank to the Corporation during 2011 and 2010, respectively.

Management's Discussion and Analysis (cont'd)

On November 20, 2008, the Board of Directors adopted a three-year stock repurchase program for directors and employees, which the Corporation amended on February 18, 2011. Under the amended repurchase program, the Corporation was authorized to repurchase up to $705 thousand in net costs from outside shareholders in addition to the previously approved employee and director repurchase program. This was funded from working capital. Under the now terminated repurchase plan, during 2011 the Corporation purchased in the aggregate 41,183 shares for a cost of approximately $1.8 million. The repurchase program terminated on December 31, 2011.

During February 2012, the Board of Directors approved a new stock repurchase plan. Under the terms of this stock repurchase plan, the Corporation can repurchase up to $3.8 million in net costs from employees, directors and outside shareholders. The Corporation anticipates that it will fund the purchases under the repurchase program from working capital. This stock repurchase program will expire on December 31, 2012.

The amount and timing of shares repurchased under the repurchase program, as well as the specific price, will be determined by management after considering market conditions, company performance and other factors.

Recent Accounting Pronouncements and Developments

Note 2 to the Consolidated Financial Statements under Item 8 discusses new accounting policies adopted by the Corporation during 2011 and the expected impact of accounting policies. Note 2 also discusses recently issued or proposed new accounting policies but not yet required to be adopted and the impact of the accounting policies if known. To the extent the adoption of new accounting standards materially affects financial conditions; results of operations, or liquidity, the impacts if known are discussed in the applicable section(s) of notes to consolidated financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This discussion contains certain forward-looking statements that are subject to risks and uncertainties and includes information about possible or assumed future results of operations. Many possible events or factors could affect the Corporation's future financial results and performance. This could cause results or performance to differ materially from those expressed in the Corporation's forward-looking statements. Words such as "expects", "anticipates", "believes", "estimates", variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this discussion. These statements are representative only on the date hereof.

Management's Discussion and Analysis (cont'd)

The possible events or factors include, but are not limited to, the following matters. Loan growth is dependent on economic conditions, as well as various discretionary factors, such as decisions to sell or purchase certain loans or loan portfolios; participations of loans; retention of residential mortgage loans; the management of a borrower; industry, product and geographic concentrations and the mix of the loan portfolio. The rate of charge-offs and provision expense can be affected by local, regional and international economic and market conditions, concentrations of borrowers, industries, products and geographic locations, the mix of the loan portfolio and management's judgments regarding the collectability of loans. Liquidity requirements may change as a result of fluctuations in assets and liabilities and off-balance sheet exposures, which will impact the Corporation's capital and debt financing needs and the mix of funding sources. Decisions to purchase, hold or sell securities are also dependent on liquidity requirements and market volatility, as well as on- and off-balance sheet positions. Factors that may impact interest rate risk include local, regional and international economic conditions, levels, mix, maturities, yields or rates of assets and liabilities, and the wholesale and retail funding sources of the Bank. There is exposure to the potential of losses arising from adverse changes in market rates and prices which can adversely impact the value of financial products, including securities, loans, deposits, debt and derivative financial instruments, such as futures, forwards, swaps, options and other financial instruments with similar characteristics.

In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve, the OCC, and the FDIC, whose policies and regulations could affect the Corporation's results. Other factors that may cause actual results to differ from the forward-looking statements include the following: competition with other local, regional and international banks, thrifts, credit unions and other non-bank financial institutions, such as investment banking firms, investment advisory firms, brokerage firms, investment companies and insurance companies, as well as other entities which offer financial services, located both within and outside the United States and through alternative delivery channels such as the World Wide Web; interest rate, market and monetary fluctuations; inflation; market volatility; general economic conditions and economic conditions in the geographic regions and industries in which the Corporation operates; introduction and acceptance of new banking-related products, services and enhancements; fee pricing strategies, mergers and acquisitions and the Corporation's ability to manage these and other risks.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss due to adverse changes in market prices and rates. The Corporation's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Management actively monitors and manages its interest rate exposure and makes monthly reports to ALCO. ALCO is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are reviewed by the ALCO/Investment Committee of the Corporation's Board of Directors.

The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Corporation's earnings to the extent that the interest rates earned by assets and paid on liabilities do not change at the same speed, to the same extent, or on the same basis. The Corporation monitors the impact of changes in interest rates on its net interest income. The Corporation attempts to maintain a relatively neutral gap between earning assets and liabilities at various time intervals to minimize the effects of interest rate risk.

One of the primary goals of asset/liability management is to maximize net interest income and the net value of future cash flows within authorized risk limits. Net interest income is affected by changes in the absolute level of interest rates. Net interest income is also subject to changes in the shape of the yield curve. In general, a flattening of the yield curve would result in a decline in earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as investment margins widen. Earnings are also affected by changes in spread relationships between certain rate indices, such as prime rate.

Interest rate risk is monitored through earnings simulation modeling. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates. The model requires management to make assumptions about how the balance sheet is likely to behave through time in different interest rate environments. Loan and deposit balances remain static and maturities reprice at the current market rate. The investment portfolio maturities and prepayments are assumed to be reinvested in similar instruments. Mortgage loan prepayment assumptions are developed from industry median estimates of prepayment speeds. Non-maturity deposit pricing is modeled on historical patterns. The Corporation performs a 200 basis point upward and downward interest rate shock to determine whether there would be an adverse impact on its annual net income and that it is within the established policy limits. At December 31, 2011, 2010, and 2009, a downward interest rate shock scenario was not performed due to the low level of current interest rates. The earnings simulation model as of December 31, 2011, projects an approximate decrease of 6.2% in net income in a 200 basis point upward interest rate shock. As of December 31, 2011, the Corporation was well within the policy limits established by the ALCO policy. As of December 31, 2010, the earnings simulation model projected an approximate decrease of 13.8% in net income in a 200 basis point upward interest rate shock. The Corporation was well within the policy limits established by the ALCO policy. Management performs additional interest rate scenarios that have higher probabilities of occurrence. In higher rate scenarios the change in net income is well within established policy limits established by the ALCO policy. Further discussion on interest rate sensitivity can be found on page 21.

Report on Management's Assessment of Internal Control over Financial Reporting

Management of The National Bank of Indianapolis Corporation is responsible for the preparation, integrity, and fair presentation of the financial statements included in this annual report. The financial statements and notes have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

As management of The National Bank of Indianapolis Corporation, we are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the system of internal control over financial reporting as of the financial reporting period ending December 31, 2011, in relation to criteria for adequate internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of the financial reporting period ending December 31, 2011, its system of internal control over financial reporting is effective, in all material respects, and meets the criteria of the "Internal Control — Integrated Framework." Crowe Horwath LLP, independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting.

Morris L. Maurer	Debra L. Ross
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The National Bank of Indianapolis Corporation
Indianapolis, Indiana

We have audited the accompanying consolidated balance sheets of The National Bank of Indianapolis Corporation as of December 31, 2011 and 2010 and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. We also have audited The National Bank of Indianapolis Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The National Bank of Indianapolis Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The National Bank of Indianapolis Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion The National Bank of Indianapolis Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

Crowe Horwath LLP

Crowe Horwath LLP

Indianapolis, Indiana
March 9, 2012

THE NATIONAL BANK OF INDIANAPOLIS
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(Dollar Amounts in thousands except share and per share data)

	2011	2010
Assets		
Cash and cash equivalents		
Cash and due from banks	$ 33,134	$ 24,143
Interest bearing due from banks	159,290	252,266
Reverse repurchase agreements	1,000	1,000
Federal funds sold	2,911	16,109
Total cash and cash equivalents	196,335	293,518
Investment securities		
Available-for-sale securities	140,484	75,677
Held-to-maturity securities (Fair value of $115,003 at December 31, 2011 and $117,302 at December 31, 2010)	113,799	114,676
Total investment securities	254,283	190,353
Loans held for sale	-	1,424
Loans	953,612	900,332
Less: Allowance for loan losses	(14,242)	(15,134)
Net loans	939,370	885,198
Bank owned life insurance	12,278	11,938
Other real estate owned	7,575	9,574
Premises and equipment	26,432	24,852
Deferred tax asset	6,642	8,540
Federal Reserve and FHLB stock at cost	2,990	3,065
Accrued interest	4,403	4,216
Other assets	9,288	8,715
Total assets	$ 1,459,596	$ 1,441,393
Liabilities and shareholders' equity		
Deposits:		
Noninterest-bearing demand deposits	$ 258,874	$ 221,129
Money market and savings deposits	817,081	821,345
Time deposits	166,864	196,366
Total deposits	1,242,819	1,238,840
Repurchase agreements and other secured short term borrowings	95,585	93,523
Short term debt	2,438	2,688
Subordinated debt	5,000	5,000
Junior subordinated debentures owed to unconsolidated subsidiary trust	13,918	13,918
Other liabilities	9,717	8,067
Total liabilities	1,369,477	1,362,036
Shareholders' equity:		
Preferred stock, no par value - authorized 5,000,000 shares	$ -	$ -
Common stock, no par value - authorized 15,000,000 shares issued 2,920,458 shares at December 31, 2011 and 2,866,641 shares at December 31, 2010	37,028	35,269
Treasury stock, at cost; 590,074 shares at December 31, 2011 and 548,891 shares at December 31, 2010	(22,771)	(20,953)
Additional paid in capital	15,089	12,866
Retained earnings	57,209	51,853
Accumulated other comprehensive income	3,564	322
Total shareholders' equity	90,119	79,357
Total liabilities and shareholders' equity	$ 1,459,596	$ 1,441,393

See notes to consolidated financial statements.

THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
December 31, 2011, 2010 and 2009
(Dollar Amounts in thousands except share and per share data)

	2011	2010	2009
Interest income:			
Interest and fees on loans	$ 42,405	$ 42,471	$ 42,217
Interest on investment securities taxable	2,705	2,172	3,011
Interest on investment securities nontaxable	2,297	2,070	2,068
Interest on federal funds sold	30	25	4
Interest on due from banks	472	392	231
Total interest income	47,909	47,130	47,531
Interest expense:			
Interest on deposits	5,390	7,002	9,427
Interest on other short term borrowings	209	289	182
Interest on short term debt	123	183	121
Interest on long term debt	1,552	1,555	1,583
Total interest expense	7,274	9,029	11,313
Net interest income	40,635	38,101	36,218
Provision for loan losses	3,824	4,279	11,905
Net interest income after provision for loan losses	36,811	33,822	24,313
Other operating income:			
Wealth management fees	6,148	5,377	4,917
Service charges and fees on deposit accounts	2,992	3,011	3,113
Rental income	859	712	350
Mortgage banking income	1,311	2,184	1,576
Interchange income	1,439	1,263	1,007
Net gain (loss) on sale of securities	45	(5)	-
Other	1,727	1,706	1,940
Total other operating income	14,521	14,248	12,903
Other operating expenses:			
Salaries, wages and employee benefits	28,188	24,859	21,332
Occupancy	2,709	2,556	2,441
Furniture and equipment	1,171	1,220	1,359
Professional services	1,996	2,148	1,873
Data processing	3,295	3,014	2,752
Business development	1,701	1,610	1,531
FDIC Insurance	1,410	2,101	2,142
Non-performing assets	1,526	2,100	1,383
Other	2,839	3,914	3,541
Total other operating expenses	44,835	43,522	38,354
Income (loss) before tax	6,497	4,548	(1,138)
Federal and state income tax (benefit)	1,141	762	(1,250)
Net income	$ 5,356	$ 3,786	$ 112
Basic earnings per share	$ 2.30	$ 1.64	$ 0.05
Diluted earnings per share	$ 2.19	$ 1.59	$ 0.05

See notes to consolidated financial statements.

THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
DECEMBER 31, 2011, 20120, AND 2009
(Dollar Amounts in thousands except share and per share data)

	2011	2010	2009
Net income	$ 5,356	$ 3,786	$ 112
Other comprehensive income:			
Change in securities available for sale:			
Transfer of securities from held-to-maturity to available-for-sale	3,478	-	-
Net unrealized gain (loss) during the period	1,891	538	(1,379)
Tax effect	(2,127)	(213)	540
Total other comprehensive income	3,242	325	(839)
Comprehensive Income	$ 8,598	$ 4,111	$ (727)

See notes to consolidated financial statements.

THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
DECEMBER 31, 2011, 20120, AND 2009
(Dollar Amounts in thousands except share and per share data)

	Common Stock	Treasury Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	TOTAL
Balance at January 1, 2009	$ 33,136	$ (18,481)	$ 8,766	$ 47,955	$ 836	$ 72,212
Comprehensive income:						
Net income	-	-	-	112	-	112
Other comprehensive income	-	-	-	-	(839)	(839)
Income tax benefit from deferred stock compensation	-	-	414	-	-	414
Issuance of stock 62,071 shares of common stock under stock-based compensation plans	1,304	-	(60)	-	-	1,244
Repurchase of stock 49,074 shares of common stock	-	(1,865)	-	-	-	(1,865)
Stock based compensation earned	-	-	1,753	-	-	1,753
Balance at December 31, 2009	34,440	(20,346)	10,873	48,067	(3)	73,031
Comprehensive income:						
Net income	-	-	-	3,786	-	3,786
Other comprehensive income	-	-	-	-	325	325
Income tax benefit from deferred stock compensation	-	-	68	-	-	68
Issuance of stock 26,259 shares of common stock under stock-based compensation plans	829	-	(101)	-	-	728
Repurchase of stock 15,686 shares of common stock	-	(607)	-	-	-	(607)
Stock based compensation earned	-	-	2,026	-	-	2,026
Balance at December 31, 2010	35,269	(20,953)	12,866	51,853	322	79,357
Comprehensive income:						
Net income	-	-	-	5,356	-	5,356
Other comprehensive income	-	-	-	-	3,242	3,242
Income tax benefit from deferred stock compensation	-	-	264	-	-	264
Issuance of 53,817 shares of common stock under stock-based compensation plans	1,759	-	(138)	-	-	1,621
Repurchase of 41,183 shares of common stock	-	(1,818)	-	-	-	(1,818)
Stock based compensation earned	-	-	2,097	-	-	2,097
Balance at December 31, 2011	$ 37,028	$ (22,771)	$ 15,089	$ 57,209	$ 3,564	$ 90,119

See notes to consolidated financial statements.

THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2011, 2010, AND 2009
(Dollar Amounts in thousandsexcept share and per share data)

	2011	2010	2009
Operating Activities			
Net Income	$ 5,356	$ 3,786	$ 112
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Provision for loan losses	3,824	4,279	11,905
Proceeds from sale of loans	79,467	89,606	69,961
Origination of loans held for sale	(78,043)	(88,801)	(69,691)
Depreciation and amortization	1,529	1,511	1,533
Fair value adjustment on mortgage servicing rights	911	527	334
(Gain) loss on sales of investment securities	(45)	5	-
Gain on sale of loans	(1,723)	(2,289)	(1,561)
Net (gain) loss on sales and writedowns of other real estate and repossessions	(91)	1,010	845
Net increase in deferred income taxes	(229)	(1,620)	(845)
Earnings on bank owned life insurance	(340)	(391)	(410)
Excess tax benefit from deferred stock compensation	(264)	(68)	(414)
Board stock compensation	132	120	100
Net accretion of discounts and amortization of premiums on investments	2,563	1,310	480
Compensation expense related to restricted stock and options	2,097	2,026	1,753
Changes in assets and liabilities:			
Accrued interest receivable	(187)	(17)	656
Other assets	(1,408)	5,448	(6,397)
Other liabilities	1,914	(923)	(1,164)
Net cash provided by operating activities	15,463	15,519	7,197
Investing Activities			
Proceeds from maturities of investment securities held to maturity	32,715	26,501	19,904
Proceeds from maturities of investment securities available for sale	63,542	51,977	51,000
Proceeds from sales of investment securities available for sale	2,484	477	-
Purchases of investment securities held to maturity	(88,831)	(47,225)	(31,451)
Purchases of investment securities available for sale	(70,990)	(60,557)	(62,986)
Net (increase) decrease in loans	(74,390)	(52,502)	21,158
Proceeds from sale of loans	15,824	8,809	969
Proceeds from sales of other real estate and repossessions	4,383	3,130	1,755
Purchases of bank premises and equipment	(3,109)	(1,831)	(3,247)
Net cash used by investing activities	(118,372)	(71,221)	(2,898)
Financing Activities			
Net increase in deposits	3,979	186,775	86,099
Net increase in short term borrowings	2,062	12,209	30,168
Net change in revolving line of credit/short-term debt	(250)	(1,450)	(62)
Income tax benefit from deferred stock compensation	264	68	414
Proceeds from issuance of stock	1,489	608	1,144
Repurchase of stock	(1,818)	(607)	(1,865)
Net cash provided by financing activities	5,726	197,603	115,898
Increase (decrease) in cash and cash equivalents	(97,183)	141,901	120,197
Cash and cash equivalents at beginning of year	293,518	151,617	31,420
Cash and cash equivalents at end of year	$ 196,335	$ 293,518	$ 151,617
Supplemental cash flow information			
Interest paid	$ 7,356	$ 9,689	$ 11,377
Income taxes paid	1,298	194	1,612
Supplemental non cash disclosure			
Held to maturity investments transferred to available for sale investments	$ 55,429	$ -	$ -
Loan balances transferred to foreclosed real estate	2,293	5,282	7,614
Loan balances transferred to loans held for sale	17,248	9,614	969

See notes to consolidated financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The National Bank of Indianapolis Corporation (the Corporation) was incorporated in the state of Indiana on January 29, 1993. The Corporation subsequently formed a de novo national bank, The National Bank of Indianapolis (the Bank), and a statutory trust, NBIN Statutory Trust I (the Trust). The Bank is a wholly owned subsidiary and commenced operations in December 1993. The Trust was formed in September 2000 as part of the issuance of trust preferred capital securities.

The Corporation and the Bank engage in a wide range of commercial, personal banking, and trust activities primarily in central Indiana. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

The Corporation has a full-service Wealth Management division, which offers trust, estate, retirement and money management services. Income from wealth management services is recognized when earned.

The consolidated financial statements include the accounts of the Corporation and the Bank. In accordance with applicable consolidation guidance, the Corporation does not consolidate the Trust in its financial statements. See Note 11, "Junior Subordinated Debentures" in the notes to the consolidated financial statements of this report for further information. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Flows: Cash and cash equivalents consist of cash, interest-bearing deposits, and instruments with maturities of one month or less when purchased. Interest-bearing deposits are available on demand. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Investment Securities: Investments in debt securities are classified as held-to-maturity or available-for-sale. Management determines the appropriate classification of the securities at the time of purchase based on a policy approved by the Board of Directors.

When the Corporation classifies debt securities as held-to-maturity, it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

The Corporation obtains fair values from a third party on a monthly basis in order to adjust the available-for-sale securities to fair value. Management evaluates securities for other-than-temporary-impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

Loans Held for Sale: The Corporation periodically sells residential mortgage loans it originates based on the overall loan demand of the Corporation and outstanding balances of the residential mortgage portfolio. Loans held for sale are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sale of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold, and are included in mortgage banking income. The

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

determination of loans held for sale is based on the loan's compliance with Federal National Mortgage Association (FNMA) and/or Federal Loan Home Bank of Indianapolis (FHLBI) underwriting standards.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs. Interest income on commercial, mortgage, and consumer loans is accrued on the principal amount of such loans outstanding and is recognized when earned. Loan origination fees and certain direct origination costs are deferred and recognized in interest income using the level-yield method without anticipating prepayments. The recorded investment in loans includes accrued interest receivable and net deferred loan costs.

All loan classes including troubled debt restructurings, except overdraft protection lines of credit and credit cards, are typically placed on non-accrual when they become 90 days past due or full repayment of principal and interest becomes doubtful, unless the loan is well secured and in the process of collection, or it is determined that the obligor will not pay all contractual principal and interest due. Unless there is a significant reason to the contrary, overdraft protection lines of credit and credit cards are charged off when deemed uncollectible, but generally no later than when they become 150 days past due. Past due status for all loans is based on the contractual terms of the loan. Any accrued interest is charged against interest income when the loan is placed on non-accrual status. Interest continues to legally accrue on these non-accrual loans, but no income is recognized for financial statement purposes. Both principal and interest payments received on non-accrual loans are applied to the outstanding principal balance, until the remaining balance is considered collectible, at which time interest income may be recognized when received. Loans will be returned to accrual status when they are deemed collectible.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance for loan losses.

Management estimates the allowance balance required for each loan portfolio segment by using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Within the allowance, there are specific and general loss components. The specific loss component is assessed for loans that management believes to be impaired. All loan classes are considered to be impaired when it is determined that the obligor will not pay all contractual principal and interest due or they become 90 days past due. For loans determined to be impaired, the loan's carrying value is compared to its fair value using one of the following fair value measurement techniques: present value of expected future cash flows, observable market price, or fair value of the associated collateral less costs to sell. An allowance is established when the fair value is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on a three-year historical loss experience supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: changes in lending policies and procedures; effects of changes in risk selection and underwriting standards; national and local economic trends and conditions; trends in nature, volume, and growth rate of loans; experience, ability, and depth of lending management and other relevant staff; levels of and trends in past due and classified loans; collateral valuations in the market for collateral dependent loans; effects of changes in credit concentrations; and competition, legal, and regulatory factors. These loans are segregated by loan class and/or risk grade with an estimated loss ratio applied against each loan class and/or risk grade.

Loans for which the terms have been modified resulting in concessions and for which the borrower is experiencing financial difficulties are considered a troubled debt restructuring and are classified as impaired. Troubled debt

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, at the carrying value and a specific reserve is established if the fair value of the collateral is less than the carrying value. For troubled debt restructurings that subsequently default, the Corporation determines the amount of the reserve in accordance with the accounting policy for the allowance for loan losses.

The following portfolio segments have been identified: commercial and industrial, commercial real estate, residential, and consumer. Commercial credits and personal lines of credit are subject to the assignment of individual risk grades in accordance with the Corporation's Loan Risk Rating Guidelines. These loans are individually graded as Pass, Special Mention, Substandard or Doubtful, with the "Pass" rating further subdivided into risk gradients. Residential loans (including home equity lines of credit) and consumer loans (excluding aforementioned personal lines of credit) are not generally individually graded; rather, these loans are treated as homogenous pools within each category. When included in these pools, these loans are assigned a "Pass" Risk Rating. These loans may become individually graded based on a pledge of liquid collateral, delinquency status, identified changes in the borrower's repayment capacity, or as a result of legal action.

It is the policy of the Corporation to promptly charge off any loan, or portion thereof, which is deemed to be uncollectible. This includes, but is not limited to, any loan rated "Loss" by the regulatory authorities. All impaired loan classes are considered on a case-by-case basis.

An assessment of the adequacy of the allowance is performed on a quarterly basis. Management believes the allowance for loan losses is maintained at a level that is adequate to absorb probable losses inherent in the loan portfolio.

Bank-Owned Life Insurance: The Corporation owns bank-owned life insurance (BOLI) on certain officers. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Changes in the cash surrender values are included in other income. At December 31, 2011, 2010, and 2009, income recorded from BOLI totaled $340, $391, and $410, respectively.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Any excess recorded investment over the fair value of the property received is charged to the allowance for loan losses. The fair value of foreclosed assets is subject to fluctuations in appraised values which are affected by the local and national economy. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-performing assets expense.

When the Corporation owns and operates these assets, it is exposed to risks inherent in the ownership of real estate. In addition to declines in the value of the property, there are expenditures associated with the ownership of real estate which are expensed after the Corporation acquires the property. These expenditures primarily include real estate taxes, insurance, and maintenance costs. These expenses may adversely affect the income since they may exceed the amount of rental income collected.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed by the straight-line method over their useful lives ranging from three to seven years, or for leasehold improvements, the shorter of the remaining lease term or useful life of the asset ranging from three to eight years. Maintenance and repairs are charged to operating expense when incurred, while improvements that extend the useful life of the assets are capitalized and depreciated over the estimated remaining life.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes is based upon income in the financial statements, rather than amounts reported on the Corporation's income tax return.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) Stock: The Bank is a member of FHLB Indianapolis and the Bank is also a member of the Federal Reserve Bank. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB and FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Mortgage Servicing Rights: Mortgage servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Corporation obtains fair value estimates from an independent third party and compares significant valuation model inputs to published industry data in order to validate the model assumptions and results.

Under the fair value measurement method, the Corporation measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and these changes are included in mortgage banking income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income which is reported on the income statement as mortgage banking income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. Servicing fees totaled $499, $421, and $349 for the years ended December 31, 2011, 2010, and 2009. Late fees and ancillary fees related to loan servicing are not material.

Fair Values of Financial Instruments: The fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment concerning several factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfer of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Corporation, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements: Securities purchased under resale agreements (also known as reverse repurchase agreements) and securities sold under repurchase agreements are generally treated as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold by the secured party. The fair value of collateral either received from or provided to a third party is monitored and additional collateral is obtained or requested to be returned as deemed appropriate.

Comprehensive Income: Comprehensive income is defined as net income plus other comprehensive income, which, under existing accounting standards, includes unrealized gains and losses on available-for-sale debt, net of deferred taxes. Comprehensive income is reported by the Corporation in the consolidated statements of income and comprehensive income.

Earnings Per Share: Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share is computed by dividing net income applicable to common shareholders by the sum of the weighted-average number of shares and the potentially dilutive shares that could be issued through stock award programs or convertible securities.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Based upon information presently available, management believes that the total amounts, if any, that will ultimately be paid arising from these claims and legal actions are reflected in the consolidated results of operations and financial position.

Restrictions on Cash and Due from Bank Accounts: Cash on hand or on deposit with the Federal Reserve was required to meet regulatory reserve and clearing requirements.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with a cliff vest, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

New shares are issued from common stock upon share option exercise or restricted stock vesting.

The Corporation issues common stock as partial compensation for the board of directors' service and the expense is recorded as part of other expense.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to the shareholders.

Retirement Plans: Employee 401(k) expense is the amount of matching contributions.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reportable Segments: The Corporation has determined that it has one reportable segment, banking services. The Bank provides a full range of deposit, credit, and money management services to its target markets, which are small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations in the Indianapolis Metropolitan Statistical Area of Indiana.

Reclassifications: Some items in prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior years' net income or shareholders' equity.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions based on available information that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The allowance for loan losses, loan servicing rights, deferred tax assets, and fair values of financial instruments are particularly subject to change.

NOTE 2 – NEW ACCOUNTING PRONOUNCEMENTS

In April 2011, the FASB issued updated guidance for determining whether a restructuring is a troubled debt restructuring (TDR). In determining whether a restructuring of a financing receivable is a troubled debt restructuring, the creditor must separately conclude that both the restructuring of the debt constitutes a concession and the debtor is experiencing financial difficulties.

The updated guidance was effective for public entities beginning with the first interim or annual period on or after June 15, 2011, and was applied retrospectively to the beginning of the annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired and for those receivables, the entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. Early adoption was permitted. The adoption of this standard had a material effect on the Corporation's results of operations or financial position. Due to the adoption of this standard, the Corporation had an increase of $13,082 in outstanding balances of loans whose terms had been modified in troubled debt restructurings and held $385 less in the allowance for loan losses than it did when these loans were collectively evaluated for impairment.

In April 2011, the FASB issued updated guidance on Transfers and Servicing. The update to the guidance is to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity if all of the following conditions are met: the assets to be repurchased or redeemed are the same or substantially the same as those transferred; the agreement to repurchase or redeem them before maturity, at a fixed or determinable price; the agreement is entered into contemporaneously with, or in contemplation of, the transfer. This update removes the assessment of effective control, the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and the collateral maintenance implementation guidance related to that criterion. This updated guidance is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Management continues to evaluate the impact of the adoption of this update, but does not anticipate it to have a material impact on the Corporation's financial statements.

In May 2011, the FASB issued updated guidance on Fair Value Measurement. The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are to clarify the Board's intent regarding the application of existing fair value measurement requirements. The updated guidance is effective during interim and annual periods beginning after December 15, 2011, for public entities. The updates to this guidance are to be applied prospectively. Management continues to evaluate the impact of the adoption of this update, but does not anticipate it to have a material impact on the Corporation's financial statements.

In June 2011, the FASB issued updated guidance on the presentation of Comprehensive Income in an entity's financial statements. Currently, U.S. GAAP provides entities three alternatives for presenting other comprehensive income and its components in financial statements. The update eliminates presenting the components of other comprehensive income as part of the statement of changes in the stockholders' equity.

The update does provide two options to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Regardless of the presentation the entity chooses, the entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.

In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total of other comprehensive income along with the total of comprehensive income in that statement. In the two statement option, an entity is required to present components of net income and total net income in the statement of income. The statement of other comprehensive income should immediately follow the statement of income and include components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In either presentation the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented.

The updated guidance is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Corporation early adopted this standard and it did not have a material effect on the Corporation's results of operations or financial position.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Corporation is required to maintain average reserve balances with the Federal Reserve Bank or as cash on hand or on deposit with a correspondent bank. The required amount of reserve to be maintained at the Federal Reserve Bank was approximately $1,833 at December 31, 2011, and $2,984 at December 31, 2010.

NOTE 4 – INVESTMENT SECURITIES

The following is a summary of available-for-sale and held-to-maturity securities:

2011	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Estimated Fair Value
Available-for-sale				
U.S. Treasury securities	$ 500	$ -	$ -	$ 500
U.S. Government agencies	70,967	334	(35)	71,266
Municipal securities	63,115	5,603	-	68,718
Total available-for-sale	$ 134,582	$ 5,937	$ (35)	$ 140,484

	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized (Loss)	Estimated Fair Value
Held-to-maturity				
Collateralized mortgage obligations, residential	$ 112,842	$ 1,308	$ (119)	$ 114,031
Mortgage backed securities, residential	832	15	-	847
Other securities	125	-	-	125
Total Held-to-maturity	$ 113,799	$ 1,323	$ (119)	$ 115,003

2010	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Estimated Fair Value
Available-for-sale				
U.S. Treasury securities	$ 8,700	$ -	$ -	$ 8,700
U.S. Government agencies	66,444	535	(2)	66,977
Total available-for-sale	$ 75,144	$ 535	$ (2)	$ 75,677

	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized (Loss)	Estimated Fair Value
Held-to-maturity				
Municipal securities	$ 55,429	$ 2,121	$ (115)	$ 57,435
Collateralized mortgage obligations, residential	57,569	714	(139)	58,144
Mortgage backed securities, residential	1,528	45	-	1,573
Other securities	150	-	-	150
Total Held-to-maturity	$ 114,676	$ 2,880	$ (254)	$ 117,302

On May 31, 2011, the Corporation transferred the municipal securities, with a net unrecognized gain of $3,478, from held-to-maturity to available-for-sale. This enabled the Corporation to sell a municipal bond if it deems it to be appropriate when there may be an opportunity due to changes in interest rate levels to reposition maturities within the portfolio and the ability to react faster to potential credit problems with non-rated issuers and sell the bond. Since the municipal securities have a longer average life than the remaining securities of the available for sale investment portfolio, it is still the intent of the Corporation to hold the municipal securities until maturity.

During 2011, the Corporation sold four available-for-sale municipal securities with a net carrying amount of $2,439 resulting in a net gain of $45. The non-rated municipals were out of state and monitoring their credit risk on a timely basis was difficult. There was one sale of a held-to-maturity municipal security with a net carrying amount of $483 that was sold for a loss of $5 during 2010. Since the security had a non-rated issuer, a credit review of the municipality was conducted. As a result of the review, it was determined that the investment was no longer considered a pass asset and thus below investment grade. Per investment policy, the Corporation is prohibited from holding any securities below investment grade. There were no sales of securities during 2009.

NOTE 4 – INVESTMENT SECURITIES (Continued)

The fair value of debt securities and carrying amount, if different, by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 48,186	$ 48,459
Due from one to five years	40,295	41,657
Due from five to ten years	30,179	32,773
Due after ten years	15,922	17,595
Total	$ 134,582	$ 140,484
Held-to-maturity		
Due in one year or less	$ 25	$ 25
Due from one to five years	100	100
CMO/Mortgage-backed, residential	113,674	114,878
Total	$ 113,799	$ 115,003

At year-end 2011 and 2010, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholder equity.
Investment securities with a carrying value of approximately $97,000 and $103,000 were pledged as collateral for Wealth Management accounts and securities sold under agreements to repurchase at December 31, 2011, and December 31, 2010, respectively.

Securities with unrealized losses at year-end 2011 and 2010, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
2011						
Available-for-sale						
U.S. Government agencies	$ 12,990	$ (35)	$ -	$ -	$ 12,990	$ (35)
Total available-for-sale	$ 12,990	$ (35)	$ -	$ -	$ 12,990	$ (35)
Held-to-maturity						
Collateralized mortgage obligations, residential	$ 19,208	$ (119)	$ -	$ -	$ 19,208	$ (119)
Total Held-to-maturity	$ 19,208	$ (119)	$ -	$ -	$ 19,208	$ (119)
2010						
Available-for-sale						
U.S. Government agencies	$ 16,070	$ (2)	$ -	$ -	$ 16,070	$ (2)
Total available-for-sale	$ 16,070	$ (2)	$ -	$ -	$ 16,070	$ (2)
Held-to-maturity						
Collateralized mortgage obligations, residential	$ 12,744	$ (139)	$ -	$ -	$ 12,744	$ (139)
Municipal securities	8,358	(115)	-	-	8,358	(115)
Total Held-to-maturity	$ 21,102	$ (254)	$ -	$ -	$ 21,102	$ (254)

In determining other-than-temporary impairment ("OTTI") for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic

NOTE 4 – INVESTMENT SECURITIES (Continued)

conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

As of December 31, 2011, the Corporation held 8 investments of which the amortized cost was greater than fair value. The Corporation has no securities in which OTTI has been recorded.
The unrealized losses for investments classified as available-for sale are attributable to changes in interest rates and/or economic environment and individually were 0.27% or less of the respective amortized costs. There was one unrealized loss on a FNMA Agency that was purchased December 2011. Given this investment is backed by the U.S. Government and its agencies; there is minimal credit risk at this time.

Although there were no unrealized losses on the municipals at December 31, 2011, the credit rating of the individual municipalities was assessed. As of December 31, 2011, all but two of the municipal debt securities were rated BBB or better (as a result of insurance of the underlying rating on the bond). The two municipal debt securities have no underlying rating. Credit reviews of the municipalities have been conducted. As a result, management has determined that all of the non-rated debt securities would be rated a "pass" asset and thus classified as an investment grade security. All interest payments are current for all municipal securities and management expects all to be collected in accordance with contractual terms.

The unrealized losses for investments classified as held-to-maturity are attributable to changes in interest rates and/or economic environment and individually were 0.84% or less of their respective amortized costs. The unrealized losses relate primarily to residential collateralized mortgage obligations. The residential collateralized mortgage obligations were purchased between October 2010 and August 2011. There has been a decrease in long-term interest rates from the time of the investment purchase and December 31, 2011, which affects the fair value of residential collateralized mortgage obligations and prepayment speeds. All residential collateralized mortgage obligations are backed by the U.S. Government and its agencies and represent minimal credit risk at this time.

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans, which are principally to borrowers in central Indiana, including unamortized deferred costs net of fees, consist of the following at December 31:

	2011	2010
Residential loans secured by real estate	$ 262,092	$ 258,483
Commercial loans secured by real estate	301,425	289,286
Construction loans	44,603	44,639
Other commercial and industrial loans	312,766	287,706
Consumer loans	32,166	20,172
Total loans	953,052	900,286
Net deferred loan costs	560	46
Allowance for loan losses	(14,242)	(15,134)
Total loans, net	$ 939,370	$ 885,198

The Corporation periodically sells residential mortgage loans it originates based on the overall loan demand of the Corporation and outstanding balances of the residential mortgage portfolio.

As of December 31, 2011 and 2010, there was $81,838 and $85,851, of 1-4 family residential mortgage loans, respectively, pledged as collateral for FHLB advances. There were no borrowings under this arrangement at December 31, 2011 and 2010.

There was an aggregate of $236,993 and $297,617 of commercial loans, commercial real estate, and construction loans pledged as collateral at the Federal Reserve Bank Discount Window at December 31, 2011 and 2010, respectively. There were no borrowings under this arrangement at December 31, 2011 and 2010.

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2011:

	Commercial & industrial	Commercial real estate	Residential	Consumer	Unallocated	Total
Beginning balance	$ 3,870	$ 7,845	$ 2,400	$ 200	$ 819	$ 15,134
Loan charge offs	(1,668)	(2,601)	(703)	(214)	-	(5,186)
Recoveries	372	53	22	23	-	470
Provision	2,803	982	(75)	219	(105)	3,824
Ending balance	$ 5,377	$ 6,279	$ 1,644	$ 228	$ 714	$ 14,242

Activity in the allowance for loan losses was as follows:

	2010	2009
Beginning balance	$ 13,716	$ 12,847
Loan charge offs	(3,149)	(11,432)
Recoveries	288	396
Provision for loan losses	4,279	11,905
Ending balance	$ 15,134	$ 13,716

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method at December 31:

2011	Commercial & industrial	Commercial real estate	Residential	Consumer	Unallocated	Total
Allowance for loan losses						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ 2,702	$ 897	$ 720	$ 20	$ -	$ 4,339
Collectively evaluated for impairment	2,675	5,382	924	208	714	9,903
Total ending allowance balance	$ 5,377	$ 6,279	$ 1,644	$ 228	$ 714	$ 14,242
Allowance as a % of loans	1.72%	1.82%	0.63%	0.71%	N/A	1.49%
Loans:						
Loans individually evaluated for impairment	$ 7,872	$ 14,409	$ 4,480	$ 20	$ N/A	$ 26,781
Loans collectively evaluated for impairment	305,147	331,380	258,131	32,173	N/A	926,831
Accrued interest receivable	877	885	1,296	80	N/A	3,138
Total recorded investment	$ 313,896	$ 346,674	$ 263,907	$ 32,273	$ N/A	$ 956,750

2010	Commercial & industrial	Commercial real estate	Residential	Consumer	Unallocated	Total
Allowance for loan losses						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ 781	$ -	$ 801	$ 5	$ -	$ 1,587
Collectively evaluated for impairment	3,089	7,845	1,599	195	819	13,547
Total ending allowance balance	$ 3,870	$ 7,845	$ 2,400	$ 200	$ 819	$ 15,134
Allowance as a % of loans	1.35%	2.35%	0.93%	0.99%	N/A	1.68%
Loans:						
Loans individually evaluated for impairment	$ 3,567	$ 3,327	$ 4,165	$ 111	$ N/A	$ 11,170
Loans collectively evaluated for impairment	283,976	330,301	254,798	20,087	N/A	889,162
Accrued interest receivable	900	984	1,188	43	N/A	3,115
Total recorded investment	$ 288,443	$ 334,612	$ 260,151	$ 20,241	$ N/A	$ 903,447

The above disclosure is required to be presented using the recorded investment of loans, which includes accrued interest receivable and net loan origination fees. Although accrued interest receivable balances have been presented separately, all accrued interest receivable balances are related to the loans collectively evaluated for impairment as practically all loans individually evaluated for impairment are on nonaccrual.

Loans are considered to be impaired when it is determined that the obligor will not pay all contractual principal and interest when due. The following table presents loans individually evaluated for impairment by class of loans at December 31. For purposes of this disclosure, the unpaid principal is not reduced for net charge-offs.

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

2011	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial & industrial	$ 2,471	$ 1,812	$ -
Commercial real estate	4,811	2,523	-
Residential			
1-4 family	1,371	920	-
Home equity	1,399	1,245	-
Consumer			
Personal LOC	-	-	-
Personal Term	-	-	-
DDA Overdraft Protection	-	-	-
Credit cards	-	-	-
With an allowance recorded:			
Commercial & industrial	6,060	6,060	2,702
Commercial real estate	11,886	11,886	897
Residential			
1-4 family	391	387	80
Home equity	1,928	1,928	640
Consumer			
Personal LOC	-	-	-
Personal Term	-	-	-
DDA Overdraft Protection	11	11	11
Credit cards	9	9	9
Total	$ 30,337	$ 26,781	$ 4,339

2010	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial & industrial	$ 3,467	$ 2,524	$ -
Commercial real estate	3,640	3,327	-
Residential			
1-4 family	1,080	710	-
Home equity	729	630	-
Consumer			
Personal LOC	106	106	-
Personal Term	-	-	-
DDA Overdraft Protection	-	-	-
Credit cards	-	-	-
With an allowance recorded:			
Commercial & industrial	1,043	1,043	781
Commercial real estate	-	-	-
Residential			
1-4 family	56	56	20
Home equity	2,769	2,769	781
Consumer			
Personal LOC	-	-	-
Personal Term	-	-	-
DDA Overdraft Protection	-	-	-
Credit cards	5	5	5
Total	$ 12,895	$ 11,170	$ 1,587

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the average balance of loans individually evaluated for impairment by class for the year ended December 31:

	2011
Commercial & industrial	$ 5,926
Commercial real estate	8,869
Residential	
1-4 family	1,086
Home equity	3,561
Consumer	
Personal LOC	26
Personal Term	-
DDA Overdraft Protection	-
Credit cards	14
Total	$ 19,482

The average balance of individually impaired loans for the year ended December 31, 2010 and 2009 was $13,957 and $11,961, respectively.

There was $55, $0, and $0 in interest income recorded on a cash or accrual basis for the year ended December 31, 2011, 2010, and 2009, respectively.

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans at December 31:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing	
	2011	2010	2011	2010
Commercial & industrial	$ 7,384	$ 3,567	$ -	$ -
Commercial real estate	12,130	3,327	-	-
Residential				
1-4 family	1,061	766	-	-
Home equity	3,139	3,399	-	-
Consumer				
Personal LOC	-	106	-	-
Personal Term	-	-	-	-
DDA Overdraft Protection	-	-	11	-
Credit cards	-	-	9	5
Total	$ 23,714	$ 11,165	$ 20	$ 5

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the aging of the recorded investment in past due loans by class of loans at December 31:

2011	30 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
Commercial & industrial	$ 1,090	$ 128	$ 1,218
Commercial real estate	4,346	1,931	6,277
Residential			
1-4 family	899	677	1,576
Home equity	32	1,070	1,102
Consumer			
Personal LOC	-	-	-
Personal Term	8	-	8
DDA Overdraft Protection	1	11	12
Credit cards	78	9	87
Total	$ 6,454	$ 3,826	$ 10,280
Past due as a % of loans	0.68%	0.40%	1.08%

2010	30 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
Commercial & industrial	$ 667	$ 1,501	$ 2,168
Commercial real estate	1,849	3,066	4,915
Residential			
1-4 family	1,785	289	2,074
Home equity	1,024	430	1,454
Consumer			
Personal LOC	850	106	956
Personal Term	14	-	14
DDA Overdraft Protection	-	-	-
Credit cards	39	5	44
Total	$ 6,228	$ 5,397	$ 11,625
Past due as a % of loans	0.69%	0.60%	1.29%

As of December 31, 2011 and 2010, nonaccrual loans that were 0-29 days past due totaled $14,418 and $4,360, respectively.

Troubled Debt Restructurings:

During 2011, the Corporation adopted new guidance for troubled debt restructuring as discussed in Note 2. As of December 31, 2011, the Corporation had $20,226 in outstanding balances and had allocated $4,160 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings. This was an increase of $20,168 from December 31, 2010, due to the adoption of new guidance for troubled debt restructurings. Of the total $20,226 in outstanding balances of troubled debt restructurings, $17,178 are non-accrual and have a specific reserve of $3,707 and those balances have been reported as such. As of December 31, 2010, the Corporation had $58 in outstanding balances and had allocated $0 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings. The Corporation has committed to lend an additional $2,695 and $0 to customers with outstanding loans that are classified as troubled debt restructurings as of December 31, 2011 and 2010, respectively.

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

During the period ending December 31, 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan were for periods ranging from 23.7 years to 30 years. Modifications involving an extension of the maturity date were for periods ranging from 4 months to 9 years.

The following table presents loans by class modified as troubled debt restructurings that occurred during the period ending December 31, 2011:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:			
Commercial & industrial	9	$ 6,360	$ 6,047
Commercial real estate	6	12,316	11,886
Residential			
1-4 family	6	353	354
Home equity	3	2,112	1,939
Consumer			
Personal LOC	-	-	-
Personal Term	-	-	-
DDA Overdraft Protection	-	-	-
Credit cards	-	-	-
Total	24	$ 21,141	$ 20,226

The troubled debt restructurings described above increased the allowance for loan losses by $1,255 and resulted in charge offs of $0 during the period ending December 31, 2011.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the period ending December 31, 2011:

	Number of Loans	Recorded Investment
Troubled Debt Restructurings that subsequently defaulted:		
Commercial & industrial	2	$ 443
Commercial real estate	2	3,797
Residential		
1-4 family	3	201
Home equity	-	-
Consumer		
Personal LOC	-	-
Personal Term	-	-
DDA Overdraft Protection	-	-
Credit cards	-	-
Total	7	$ 4,441

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan losses by $7 and resulted in charge offs of $0 during the period ending December 31, 2011.

The terms of certain other loans were modified during the period ending December 31, 2011, that did not meet the definition of a troubled debt restructuring. These loans have a total recorded investment as of December 31, 2011, of $12,079. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification.

Certain loans which were modified during the period ending December 31, 2011, and did not meet the definition of a troubled debt restructuring as the modification was a delay in a payment that was considered to be insignificant had a delay in payment of 1.5 to 6 months.

Credit Quality Indicators:

The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes certain loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial, commercial real estate, and loans for personal or consumer purpose as warranted. This analysis is performed on a monthly basis. The Corporation uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Corporation's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of December 31, and based on the most recent analysis performed, the risk rating of the loans by class of loan is as follows:

2011	Not Rated	Pass	Special Mention	Substandard	Doubtful
Commercial & industrial	$ -	$ 291,453	$ 3,566	$ 18,000	$ -
Commercial real estate	-	307,170	11,622	26,997	-
Total	$ -	$ 598,623	$ 15,188	$ 44,997	$ -

2010	Not Rated	Pass	Special Mention	Substandard	Doubtful
Commercial & industrial	$ -	$ 265,528	$ 7,893	$ 14,122	$ -
Commercial real estate	-	288,324	31,244	14,060	-
Total	$ -	$ 553,852	$ 39,137	$ 28,182	$ -

NOTE 5 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The Corporation considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Corporation also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. A loan is considered to be nonperforming when one or more of the following conditions exist: past due 90 days or greater, non-accruing status, or troubled debt restructurings. The following table presents the recorded investment in residential and consumer loans based on payment activity at December 31:

2011	Consumer				Residential	
	Personal LOC	Personal Term	DDA Overdraft Protection	Credit cards	1-4 family	Home equity
Performing	$ 17,541	$ 9,223	$ 460	$ 4,949	$ 112,791	$ 145,340
Nonperforming	-	-	11	9	1,307	3,173
Total	$ 17,541	$ 9,223	$ 471	$ 4,958	$ 114,098	$ 148,513

2010	Consumer				Residential	
	Personal LOC	Personal Term	DDA Overdraft Protection	Credit cards	1-4 family	Home equity
Performing	$ 14,158	$ 885	$ 620	$ 4,424	$ 109,360	$ 145,438
Nonperforming	106	-	-	5	766	3,399
Total	$ 14,264	$ 885	$ 620	$ 4,429	$ 110,126	$ 148,837

NOTE 6 – OTHER REAL ESTATE OWNED

Activity in real estate owned was as follows:

	2011	2010	2009
Balance at beginning of period	$ 9,574	$ 8,432	$ 3,418
Additions	2,293	5,282	7,614
Write downs	(1,052)	(1,142)	(905)
Write ups	162	-	-
Sales	(3,402)	(2,998)	(1,695)
Balance at end of period	$ 7,575	$ 9,574	$ 8,432

Expenses related to real estate owned include:

	2011	2010	2009
Net gain on sales	$ (981)	$ (132)	$ (60)
Net write downs	890	1,142	905
Operating expenses, net of rental income	853	466	417
	$ 762	$ 1,476	$ 1,262

Expenses related to real estate owned are included in non-performing assets expenses. Other real estate rental income is included in rental income.

NOTE 7 - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

	2011	2010
Land and improvements	$ 9,944	$ 8,893
Building and improvements	15,471	15,196
Construction in progress	1,084	-
Leasehold improvements	2,253	2,259
Furniture and equipment	13,997	14,764
	42,749	41,112
Less accumulated depreciation and amortization	(16,317)	(16,260)
Net premises and equipment	$ 26,432	$ 24,852

Certain Corporation facilities and equipment are leased under various operating leases. Rental expense under these leases was $414, $407, and $394 for 2011, 2010 and 2009, respectively.

Future minimum rental commitments under non-cancelable leases are:

2012	$ 417
2013	422
2014	388
2015	284
2016	229
Thereafter	548
	$ 2,288

NOTE 8 – MORTGAGE SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	2011	2010
Mortgage loan portfolios serviced for:		
FNMA	$ 188,332	$ 166,327
Private	21,583	16,844
FHLBI	8,800	-
Balance at end of period	$ 218,715	$ 183,171

Custodial escrow balances maintained in connection with serviced loans were $876 and $725 at December 31, 2011 and 2010, respectively.

The following table includes activity for mortgage servicing rights:

	2011	2010	2009
Balance at beginning of period	$ 1,624	$ 1,459	$ 1,070
Plus additions	742	692	723
Fair value adjustments	(911)	(527)	(334)
Balance at end of period	$ 1,455	$ 1,624	$ 1,459

NOTE 8 – MORTGAGE SERVICING (Continued)

Mortgage servicing rights are carried at fair value at December 31, 2011 and 2010. Fair value at December 31, 2011, was determined using discount rates ranging from 10.5% to 15.0%, prepayment speeds ranging from 6.77% to 31.62%, depending on the stratification of the specific right, and a weighted average default rate of 0.35%. Fair value at December 31, 2010, was determined using discount rates ranging from 10.6% to 16.0%, prepayment speeds ranging from 6.39% to 23.08%, depending on the stratification of the specific right, and a weighted average default rate of 0.39%.

NOTE 9 - DEPOSITS

Time deposits of $100 thousand or more were $104,722 and $108,840 at December 31, 2011 and 2010, respectively. Scheduled maturities of time deposits for the next five years are as follows:

2012	$	111,301
2013		21,279
2014		8,279
2015		2,662
2016		1,630
Thereafter		21,713
	$	166,864

NOTE 10 - OTHER BORROWINGS

Repurchase agreements and other secured short-term borrowings consist of security repurchase agreements and a non-deposit product secured with the Corporation's municipal portfolio. The majority of the non-deposit product generally matures within a year. Security repurchase agreements generally mature within one to three days from the transaction date. At maturity, the securities underlying the agreements are returned to the Corporation.

Information concerning the non-deposit product and securities sold under agreements to repurchase is summarized as follows:

	2011	2010	2009
Average daily balance during the year	$ 96,354	$ 84,048	$ 68,740
Average interest rate during the year	0.22%	0.34%	0.25%
Maximum month-end balance during the year	$ 114,959	$ 100,988	$ 85,248
Weighted average interest rate at year-end	0.16%	0.33%	0.27%

On June 29, 2007, the Bank entered into a Subordinated Debenture Purchase Agreement with U.S. Bank in the amount of $5,000, which will mature on June 28, 2017. Under the terms of the Subordinated Debenture Purchase Agreement, the Bank pays 3-month London Interbank Offered Rate (LIBOR) plus 1.20% which equated to 1.83% at December 31, 2011. Interest payments are due quarterly.

The Corporation entered into a $2,000 revolving line of credit with U.S. Bank which matured on August 31, 2011. On September 1, 2011, the Corporation renewed the revolving loan agreement which will mature on August 31, 2012. As part of the renewal of the revolving loan agreement, the revolving loan amount was reduced from $2,000 to $1,000. Under the terms of the revolving line of credit, the Corporation paid a prime plus 1.25% which equated to 4.50% at December 31, 2011. In addition, the Corporation paid a 0.25% fee on the unused portion of the revolving line of credit. As of December 31, 2011, the outstanding balance of the revolving line of credit was $0.

The Corporation also has a $3,000 one-year facility with U.S. Bank which matured August 31, 2011. The one-year term facility was renewed and will now mature on August 31, 2012. Under the terms of the one-year term facility, the Corporation pays prime plus 1.25% which equated to 4.50% at December 31, 2011. In addition to quarterly interest payments, the Corporation makes quarterly principal payments of $62.5. As of December 31, 2011, the outstanding balance of the term facility was $2,438.

NOTE 10 - OTHER BORROWINGS (Continued)

All of the U.S. Bank agreements contain various financial and non-financial covenants. As of December 31, 2011, the Corporation was in compliance with all covenants.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

In September 2000, the Corporation established the Trust, a Connecticut statutory business trust, which subsequently issued $13,500 of company obligated mandatorily redeemable capital securities and $418 of common securities. The proceeds from the issuance of both the capital and common securities were used by the Trust to purchase from the Corporation $13,918 fixed rate junior subordinated debentures. The capital securities and debentures mature September 7, 2030, or upon earlier redemption as provided by the Indenture. The Corporation has the right to redeem the capital securities, in whole or in part, but in all cases, in a principal amount with integral multiples of $1, on any March 7 or September 7 on or after September 7, 2010, at a premium of 104.8%, declining ratably to par on September 7, 2020. The capital securities and the debentures have a fixed interest rate of 10.60%, and are guaranteed by the Bank. The subordinated debentures are the sole assets of the Trust, and the Corporation owns all of the common securities of the Trust. The net proceeds received by the Corporation from the sale of capital securities were used for general corporate purposes. The indenture, dated September 7, 2000, requires compliance with certain non-financial covenants.

The Corporation does not have the power to direct activities of the trust, therefore, the trust is not consolidated in the Corporation's financial statements. The junior subordinated debt obligation issued to the Trust of $13,918 is reflected in the Corporation's consolidated balance sheets at December 31, 2011 and 2010. The junior subordinated debentures owed to the Trust and held by the Corporation qualify as Tier 1 capital for the Corporation under Federal Reserve Board guidelines.

Interest payments made on the junior subordinated debentures are reported as a component of interest expense on long-term debt.

NOTE 12 - EQUITY-BASED COMPENSATION

The Board of Directors and the shareholders of the Corporation adopted stock option plans for directors and key employees at the initial formation of the Bank in 1993. The Board of Directors authorized 130,000 shares in 1993, 90,000 shares in 1996, 150,000 shares in 1999, and an additional 120,000 during 2002 to be reserved for issuance under the Corporation's stock option plan. Options awarded under these plans all vested during December 2009. In May 2003, the director stock option plan was dissolved, and in June 2005, the key employee stock option plan was dissolved; however, all of the options in these plans remain exercisable for a period of ten years from the date of issuance, subject to the terms and conditions of the plans.

A summary of the activity in the 1993 Stock Option Plan for the year ended December 31, 2011 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	80,863	$ 27.98		
Exercised	(45,300)	27.50		
Outstanding at end of year	35,563	28.61	0.8	$ 532
Exercisable at end of year	35,563	$ 28.61	0.8	$ 532

NOTE 12 - EQUITY-BASED COMPENSATION (Continued)

Information related to the stock option plan during each year follows:

	2011	2010	2009
Intrinsic value of options exercised	$ 804	$ 208	$ 1,069
Cash received from option exercises	$ 1,246	$ 382	$ 1,145
Tax benefit realized from option exercises	$ 301	$ 70	$ 413

As of December 31, 2011, there was no unrecognized compensation cost. The recognized compensation cost related to this plan during 2011, 2010, and 2009 was $0, $0, and $7, respectively.

1993 Restricted Stock Plan: The Board of Directors also approved a restricted stock plan in 1993. Shares reserved by the Corporation for the restricted stock plan include 50,000 shares in 1993, 20,000 shares in 1996, 40,000 in 1999, and an additional 55,000 shares in 2002. Starting January 1, 2006, compensation expense for the fair value of the restricted stock granted is earned over the vesting period and recorded to additional paid-in capital (APIC). When the restricted stock vests, then the fair value of the stock at the date of grant is recorded as an issuance of common stock and removed from APIC. In June 2005, the restricted stock plan was dissolved, and no additional restricted stock will be issued from this plan.

Information related to the restricted stock plan during each year follows:

	2011	2010	2009
Intrinsic value of shares vested	$ -	$ -	$ 51
Tax benefit realized from shares vested	$ -	$ -	$ 1

All restricted stock grants related to this plan vested during December 2009. As of December 31, 2011, there was no unrecognized compensation cost. The recognized compensation costs related to this plan during 2011, 2010, and 2009 was $0, $0, and $10, respectively.

2005 Equity Incentive Plan: During 2005, the Board of Directors and the shareholders of the Corporation adopted The National Bank of Indianapolis Corporation 2005 Equity Incentive Plan. The Board of Directors authorized 333,000 shares during 2005 and 400,000 shares during 2010, for a total of 733,000 authorized shares, to be reserved for common stock grants or restricted stock awards. All equity awards are issued with a five-year cliff vest.

A summary of option activity in the 2005 Equity Incentive Plan for the year ended December 31, 2011 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	183,800	$ 43.84		
Exercised	(5,600)	43.38		
Forfeited	(1,300)	$ 43.38		
Outstanding at end of year	176,900	$ 43.85	4.3	$ 50
Fully vested and expected to vest	176,900			$ 50
Exercisable at end of year	159,500	$ 43.38	4.2	$ 29

NOTE 12 - EQUITY-BASED COMPENSATION (Continued)

Information related to the stock option plan during each year follows:

	2011	2010	2009
Intrinsic value of options exercised	$ 7	$ -	$ -
Cash received from options exercised	243	-	-
Tax expense realized from option exercises	(37)	-	-
Weighted average fair value of options granted	$ -	$ -	$ 11.91

As of December 31, 2011, there was $65 of total unrecognized compensation costs related to nonvested options granted under the 2005 Equity Incentive Plan, which is expected to be recognized over the weighted-average period of one year. The compensation cost that was recognized during 2011, 2010, and 2009 was $252, $544, and $684, respectively.

The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: a dividend yield; volatility factor of the expected market price of the Corporation's common stock; an expected life of the options of ten years; and the risk-free interest rate.

The following is a summary of the weighted-average assumptions used in the Black-Scholes pricing model:

Year	Dividend Yield	Volatility Factor	Risk-Free Rate
2011	-	-	-
2010	-	-	-
2009	-	13.42%	3.41%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Expected stock price volatility is based on historical volatilities of the Corporations' common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant.

Restricted Stock Issued: The table presented below is a summary of the Corporation's nonvested restricted stock awards under the 2005 plan and the changes during the year ended December 31, 2011:

	Restricted Stock	Weighted Average Grant Date Fair Value
Nonvested restricted stock at beginning of year	239,675	$ 42.11
Granted	4,800	$ 43.27
Forfeited or expired	(10,175)	$ 41.34
Nonvested restricted stock at end of year	234,300	$ 42.16

The total fair value of the shares related to this plan that vested during 2011 was $0, $68 during 2010, and $0 during 2009. When granted, restricted stock grants are granted with a five-year cliff vest.

Information related to the restricted stock plan during each year follows:

	2011	2010	2009
Intrinsic value of shares vested	$ -	$ 71	$ -
Tax expense realized from shares vested	$ -	$ (2)	$ -

NOTE 12 - EQUITY-BASED COMPENSATION (Continued)

As of December 31, 2011, there was $4,591 of total unrecognized compensation costs related to nonvested restricted stock awards granted under this plan which is expected to be recognized over the weighted-average period of 2.4 years. The recognized compensation costs related to this plan during 2011, 2010, and 2009 was $1,845, $1,482, and $1,052, respectively.

NOTE 13 - EMPLOYEE BENEFIT PROGRAM

The Corporation sponsors The National Bank of Indianapolis Corporation 401(k) Savings Plan (the 401(k) Plan) for the benefit of substantially all of the employees of the Corporation and its subsidiaries. All employees of the Corporation and its subsidiaries become participants in the 401(k) Plan after attaining age 18. The Corporation restated the plan on November 18, 2011, in its entirety to comply with the Internal Revenue Service required restatement, incorporating all prior amendments.

The 401(k) benefit plan allows employee contributions up to 50% of their compensation, where they are matched equal to 100% of the first 3% of the compensation withheld, then matched 50% of the next 2% of compensation withheld.

The Corporation expensed approximately $701, $596, and $584 for employee-matching contributions to the plan during 2011, 2010, and 2009, respectively. The Board of Directors of the Corporation may, in its discretion, make an additional matching contribution to the 401(k) Plan in such amount as the Board of Directors may determine. In addition, the Corporation may fund all, or any part of, its matching contributions with shares of its stock. The Corporation also may, in its discretion, make a profit-sharing contribution to the 401(k) Plan. No additional matching contributions or profit-sharing contributions have been made to the plan during 2011, 2010, or 2009.

An employee who has an interest in a qualified retirement plan with a former employer may transfer the eligible portion of that benefit into a rollover account in the 401(k) Plan. The participant may request that the trustee invests up to 25% of the fair market value of the participant's rollover contribution to a maximum of $200 (valued as of the effective date of the contribution to the 401(k) Plan) in whole and fractional shares of the common stock to the Corporation.

NOTE 14 - REGULATORY CAPITAL MATTERS

Dividends from the Bank to the Corporation may not exceed the net undivided profits of the Bank (included in consolidated retained earnings) for the current calendar year and the two previous calendar years without prior approval from the Office of the Comptroller of the Currency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made from the Bank to the Corporation during 2011 or 2010. The Bank declared and paid a $1,423 and $1,483 dividend to the Corporation during 2011 and 2010, respectively.

Banks and bank holding companies are subject to regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and

NOTE 14 - REGULATORY CAPITAL MATTERS (Continued)

other factors. Failure to meet minimum capital requirements can initiate regulatory action. Management believes as of December 31, 2011, the Corporation and Bank meet all capital adequacy requirements to which it is subject.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of total qualifying capital to total adjusted assets (as defined).

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2011 and 2010, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts and ratios are presented below at year end.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011						
Total Capital to risk weighted assets						
Consolidated	$ 117,906	11.5%	$ 82,001	8.0%		N/A
Bank	113,834	11.2%	81,618	8.0%	102,022	10.0%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	100,076	9.8%	41,001	4.0%		N/A
Bank	96,063	9.4%	40,809	4.0%	61,213	6.0%
Tier 1 (Core) Capital to average assets						
Consolidated	100,076	6.7%	59,540	4.0%		N/A
Bank	96,063	6.5%	59,466	4.0%	74,332	5.0%
2010						
Total Capital to risk weighted assets						
Consolidated	$ 109,534	11.4%	$ 76,607	8.0%		N/A
Bank	106,660	11.2%	76,326	8.0%	95,407	10.0%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	92,525	9.7%	38,304	4.0%		N/A
Bank	89,694	9.4%	38,163	4.0%	57,244	6.0%
Tier 1 (Core) Capital to average assets						
Consolidated	92,525	6.7%	55,407	4.0%		N/A
Bank	89,694	6.5%	55,415	4.0%	69,269	5.0%

NOTE 15 - RELATED PARTIES

Certain directors, executive officers, and principal shareholders of the Corporation, including their families and companies in which they are principal owners, are loan customers of, and have other transactions with, the Corporation or its subsidiary in the ordinary course of business.

Loans to principal officers, directors, and their affiliates during 2011 were as follows:

Beginning balance at January 1, 2011	$	19,184
New loans		5,711
Draws on lines of credit		43,027
Effect of changes in composition of related parties		510
Repayments		(48,714)
Ending balance at December 31, 2011	$	19,718

The amounts do not include loans made in the ordinary course of business to companies in which officers or directors of the Corporation are either officers or directors, but are not principal owners, of such companies.

Deposits from principal officers, directors, and their affiliates as of December 31, 2011 and 2010 were $5,992 and $6,347, respectively.

NOTE 16 – INCOME TAXES

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5%, in the computation of tax expense or benefit. The provision for income taxes consisted of the following:

		2011		2010		2009
Current (benefit) expense						
Federal	$	736	$	1,771	$	(425)
State		634		611		20
Deferred benefit						
Federal		(129)		(1,234)		(664)
State		(100)		(386)		(181)
Total income tax (benefit)	$	1,141	$	762	$	(1,250)

The statutory rate reconciliation is as follows for the years ended December 31:

		2011		2010		2009
Income (loss) before federal and state income tax	$	6,497	$	4,548	$	(1,138)
Tax expense (benefit) at federal statutory rate	$	2,209	$	1,546	$	(387)
Increase (decrease) in taxes resulting from:						
State income tax		332		148		(92)
Tax exempt interest		(1,280)		(937)		(716)
Bank owned life insurance		(115)		(133)		(139)
Community Reinvestment Act credit		(67)		-		-
Customer entertainment		85		95		92
Other		(23)		43		(8)
Total income tax (benefit)	$	1,141	$	762	$	(1,250)

NOTE 16 – INCOME TAXES (Continued)

The components of the Corporation's net deferred tax assets in the consolidated balance sheets as of December 31 are as follows:

	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 5,586	$ 5,919
Equity based compensation	3,371	2,594
Other real estate owned	888	645
Accrued contingencies	-	391
Other	599	786
Total deferred tax assets	10,444	10,335
Deferred tax liabilities:		
Net unrealized gain on securities	(2,338)	(211)
Mortgage servicing rights	(571)	(635)
Depreciation	(443)	(258)
Other	(450)	(691)
Total deferred tax liabilities	(3,802)	(1,795)
Net deferred tax assets	$ 6,642	$ 8,540

Unrecognized Tax Benefits: The Corporation had no unrecognized tax benefits as of January 1, 2011, and did not recognize any increase in unrecognized benefits during 2011 relative to any tax positions taken in 2011. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Corporation's policy to record such accruals in its income tax expense; no such accruals exist as of December 31, 2011 and 2010. The Corporation and its subsidiary file a consolidated U.S. federal and Indiana income tax return, which is subject to examination for all years after 2007.

Valuation Allowance on Deferred Tax Assets: In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of sufficient taxable income of the appropriate character within any available carryback period or generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, and the implementation of various tax planning strategies, if necessary, management believes it is more likely than not the Corporation will realize the benefits of these deductible differences as of December 31, 2011 and 2010, and accordingly no valuation allowance has been provided.

The Corporation is subject to U.S. federal income tax, as well as state income tax in the state of Indiana and various other states. In July 2011, the Corporation was notified by the Indiana Department of Revenue that it had been selected for audit for the years 2008, 2009, and 2010. The audit results have not been finalized as of December 31, 2011. Management does not expect any adjustments to result in a material change to its financial position. The Corporation is no longer subject to income tax examinations for tax years before 2008.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.

The contractual amount of financial instruments with off-balance sheet risk was as follows:

	2011	2010
Committed, not funded, commercial loans	$ 2,500	$ 6,500
Committed, not funded, residential loans	17,753	18,037
Unused commercial credit lines	232,578	222,387
Unused revolving home equity and credit card lines	119,459	107,712
Standby letters of credit	9,066	7,712
Demand deposit account lines of credit	2,583	2,596
	$ 383,939	$ 364,944

The majority of commitments to fund loans are variable rate. The demand deposit account lines of credit are a fixed rate at 18% with no maturity.

The credit risk associated with loan commitments and standby letters of credit is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. Collateral may be obtained based on management's credit assessment of the customer.

A reserve for unfunded standby letters of credit and commercial credit lines in the amount of $147 was established as of December 31, 2011, for two commercial relationships that are currently classified as impaired loans.

Other than routine litigation incidental to business and based on the information presently available, the Corporation believes that the total amounts, if any, that will ultimately be paid arising from these claims and legal actions are reflected in the consolidated results of operations and financial position.

NOTE 18 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing and asset or liability.

The Corporation used the following methods and significant assumptions to estimate the fair value of each type of asset or liability carried at fair value:

The fair value of available for sale securities is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on securities' relationship to other benchmark quoted securities (Level 2 inputs).

NOTE 18 - FAIR VALUE (Continued)

The fair value of mortgage servicing rights is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income.

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

The fair value of other real estate owned is measured at fair value, less cost to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using:		
2011	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 500	$ 500	$ -	$ -
U.S. Government agencies	71,266	-	71,266	-
Municipal securities	68,718	-	68,718	-
Mortgage servicing rights	1,455	-	1,455	-
2010				
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 8,700	$ 8,700	$ -	$ -
U.S. Government agencies	66,977	-	66,977	-
Mortgage servicing rights	1,624	-	1,624	-

A detailed breakdown of the fair value for the available-for-sale investment securities is provided in the Investment Securities note.

There were no significant transfers between Level 1 and Level 2 during 2011.

NOTE 18 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements Using:		
2011	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans				
Commercial				
Commercial & industrial	$ 2,987	$ -	$ -	$ 2,987
Commercial real estate	6,208	-	-	6,208
Construction	2,783	-	-	2,783
Residential				
1-4 family	104	-	-	104
Home equity	1,266	-	-	1,266
Other real estate				
Commercial				
Commercial real estate	3,547	-	-	3,547
Residential				
1-4 family	115	-	-	115
2010				
Assets:				
Impaired loans				
Commercial				
Commercial & industrial	$ 262	$ -	$ -	$ 262
Residential				
1-4 family	36	-	-	36
Home equity	1,988	-	-	1,988
Other real estate				
Commercial				
Commercial real estate	4,826	-	-	4,826
Residential				
1-4 family	97	-	-	97

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a gross carrying amount of $17,234, with a valuation allowance of $3,886, at December 31, 2011. This resulted in an additional provision for loan losses of $3,862 for the year ending December 31, 2011. At December 31, 2010, impaired loans had a carrying amount of $3,873, with a valuation allowance of $1,587. This resulted in an additional provision for loan losses of $1,428 for the year ending December 31, 2010.

Other real estate owned measured at fair value less costs to sell subsequent to being transferred to other real estate, had a net carrying amount of $3,662, which is made up of the outstanding balance of $5,719, net of a valuation allowance of $2,057 at December 31, 2011. At December 31, 2010, other real estate owned measured at fair value less costs to sell subsequent to being transferred to other real estate, had a net carrying amount of $4,923, which is made up of the outstanding balance of $6,496, net of a valuation allowance of $1,573. There was a charge to earnings through non-performing asset expense of $890 and $1,142 for 2011 and 2010, respectively.

NOTE 18 - FAIR VALUE (Continued)

The estimated fair value of the Corporation's financial instruments at December 31, are as follows:

	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and due from banks	$ 192,424	$ 192,424	$ 276,409	$ 276,409
Federal funds sold	2,911	2,911	16,109	16,109
Reverse repurchase agreements	1,000	1,000	1,000	1,000
Investment securities available-for-sale	140,484	140,484	75,677	75,677
Investment securities held-to-maturity	113,799	115,003	114,676	117,302
Loans held for sale	-	-	1,424	1,424
Net loans	939,370	948,559	885,198	893,665
Federal Reserve and FHLB stock	2,990	N/A	3,065	N/A
Accrued interest receivable	4,403	4,403	4,216	4,216
Liabilities				
Deposits	1,242,819	1,244,367	1,238,840	1,238,175
Repurchase agreements and other secured short-term borrowings	95,585	95,596	93,523	93,554
Short-term debt	2,438	2,438	2,688	2,688
Subordinated debt	5,000	5,000	5,000	5,000
Junior subordinated debt	13,918	10,389	13,918	10,245
Accrued interest payable	1,416	1,416	1,498	1,498

The following methods and assumptions, not previously presented, were used by the Corporation in estimating its fair value disclosures for financial instruments not recorded at fair value.

Carrying amount is the estimated fair value for cash and short-term investments, interest bearing deposits, accrued interest receivable and payable, demand deposits, borrowings under repurchase agreements, short-term debt, variable rate loans or deposits that reprice frequently and fully. For fixed rate loans, deposits, or other secured short-term borrowings or for variable rate loans or deposits with infrequent pricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and adjusted for allowance for loan losses. It was not practicable to determine the fair value of Federal Reserve and FHLB stock due to restrictions placed on its transferability. The fair value of the subordinated debt and junior subordinated debentures are based upon discounted cash flows using rates for similar securities with the same maturities. The fair value of off-balance-sheet items is not considered material.

NOTE 19 – EARNINGS PER SHARE

A computation of earnings per share follows:

	2011	2010	2009
Basic average shares outstanding	2,326,197	2,313,570	2,301,502
Net income	$ 5,356	$ 3,786	$ 112
Basic net income per common share	$ 2.30	$ 1.64	$ 0.05
Diluted			
Average shares outstanding	2,326,197	2,313,570	2,301,502
Nonvested restricted stock	103,456	47,959	19,289
Net effect of the assumed exercise of stock options	16,566	20,662	28,313
Diluted average shares	2,446,219	2,382,191	2,349,104
Net income	$ 5,356	$ 3,786	$ 112
Diluted net income per common share	$ 2.19	$ 1.59	$ 0.05

As of December 31, 2011, 2010, and 2009, options to purchase 171,300, 183,800, and 192,200 shares respectively, and 0, 108,300, and 6,076 restricted shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were antidilutive.

NOTE 20 - PARENT COMPANY FINANCIAL STATEMENTS

The condensed financial statements of the Corporation, prepared on a parent company unconsolidated basis, are as follows:

Balance Sheets

	December 31, 2011	December 31, 2010
Assets		
Cash	$ 2,709	$ 2,996
Investment in subsidiary	99,772	90,178
Other assets	4,985	3,751
Total assets	$ 107,466	$ 96,925
Liabilities and shareholders' equity		
Other liabilities	$ 991	$ 962
Short term debt	2,438	2,688
Junior subordinated debentures owed to unconsolidated subsidiary trust	13,918	13,918
Total liabilities	17,347	17,568
Shareholders' equity	90,119	79,357
Total liabilities and shareholders' equity	$ 107,466	$ 96,925

NOTE 20 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Income

	Years ended December 31, 2011	2010	2009
Interest income	$ 8	$ 14	$ 7
Interest expense	1,598	1,658	1,596
Net interest expense	(1,590)	(1,644)	(1,589)
Other income	44	44	44
Dividend income from subsidiary	1,423	1,483	1,385
Other operating expenses:			
Deferred compensation	2,097	2,026	1,753
Other expenses	352	338	304
Total other operating expenses	2,449	2,364	2,057
Net loss before tax benefit and equity in undistributed net income of subsidiary	(2,572)	(2,481)	(2,217)
Tax benefit	1,576	1,551	1,406
Net loss before equity in undistributed net income of subsidiary	(996)	(930)	(811)
Equity in undistributed net income of subsidiary	6,352	4,716	923
Net income	$ 5,356	$ 3,786	$ 112

Statements of Cash Flows

	Year ended December 31, 2011	2010	2009
Operating activities			
Net income	$ 5,356	$ 3,786	$ 112
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of subsidiary	(6,352)	(4,716)	(923)
Stock compensation	132	120	100
Excess tax benefit from deferred compensation	(264)	(68)	(414)
Compensation expense related to restricted stock and options	2,097	2,026	1,753
Increase in deferred income taxes	(777)	(753)	(648)
(Increase) decrease in other assets	(457)	4	(79)
Increase in other liabilities	293	4	641
Net cash provided by operating activities	28	403	542
Investing activities			
Net cash used by investing activities	-	-	-
Financing activities			
Proceeds from issuance of stock	1,489	608	1,144
Repurchase of stock	(1,818)	(607)	(1,865)
Net change in short term debt	(250)	(1,450)	(62)
Income tax benefit from deferred compensation	264	68	414
Net cash used by financing activities	(315)	(1,381)	(369)
Increase (decrease) in cash and cash equivalents	(287)	(978)	173
Cash and cash equivalents at beginning of year	2,996	3,974	3,801
Cash and cash equivalents at end of year	$ 2,709	$ 2,996	$ 3,974

NOTE 21 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31:

2011	March 31	June 30	September 30	December 31
Interest income	$ 11,944	$ 12,066	$ 11,948	$ 11,951
Interest expense	2,007	1,904	1,751	1,612
Net interest income	9,937	10,162	10,197	10,339
Provision for loan losses	1,689	989	(371)	1,517
Other operating income	3,274	3,466	3,699	4,082
Other operating expense	9,443	11,459	12,436	11,497
Net income before tax	2,079	1,180	1,831	1,407
Federal and state income tax	462	142	390	147
Net income after tax	$ 1,617	$ 1,038	$ 1,441	$ 1,260
Basic earnings per share	$ 0.70	$ 0.45	$ 0.62	$ 0.54
Diluted earnings per share	$ 0.67	$ 0.43	$ 0.58	$ 0.51

2010	March 31	June 30	September 30	December 31
Interest income	$ 11,615	$ 11,686	$ 11,898	$ 11,931
Interest expense	2,394	2,316	2,252	2,067
Net interest income	9,221	9,370	9,646	9,864
Provision for loan losses	1,235	1,234	1,875	(65)
Other operating income	2,933	3,307	4,208	3,800
Other operating expense	10,222	10,464	11,137	11,699
Net income before tax	697	979	842	2,030
Federal and state income tax	75	143	86	458
Net income after tax	$ 622	$ 836	$ 756	$ 1,572
Basic earnings per share	$ 0.27	$ 0.36	$ 0.33	$ 0.68
Diluted earnings per share	$ 0.26	$ 0.35	$ 0.32	$ 0.66

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

KATHRYN G. BETLEY. Ms. Betley, a director, is retired and is an active community volunteer in the Indianapolis area and is involved with and serves on the boards of many civic organizations.

DAVID R. FRICK. Mr. Frick, a director, is retired from Wellpoint, Inc. (a health care management and health insurance company, which merged with Anthem Insurance), where he served as the executive vice president and chief legal and administrative officer until his retirement in June 2005. He serves as Counsel to Faegre Baker Daniels, LLP.

ANDRE B. LACY. Mr. Lacy, a director, is the chairman of the board of LDI, Ltd. (Limited Partnership) and its subsidiaries. Its various entities include: Lacy Distribution, Inc.; Tucker-Rocky Distributing; and FinishMaster, Inc.

MICHAEL S. MAURER. Mr. Maurer, the chairman of the board of the Corporation and the Bank is chief executive officer and fifty percent owner of IBJ Corp., a publishing company which owns *The Indianapolis Business Journal, and The Court and Commercial Record, Indiana Lawyer.*

MORRIS L. MAURER. Mr. Maurer is the president, chief executive officer and a director of the Corporation and the Bank.

WILLIAM S. OESTERLE. Mr. Oesterle, a director, is chief executive officer of Angie's List, a company that provides reliable, unbiased information on local companies at the consumer's fingertips.

NATHAN FELTMAN. Mr. Feltman, a director, is co-owner and President of Home Health Depot, Inc., a provider of home medical equipment and services.

JOHN T. THOMPSON. Mr. Thompson, a director, is president and chief executive officer of Thompson Distribution Company, Inc., which is a distributor of mechanical supplies and equipment. He is also the chairman and chief executive officer of First Electric Supply Company, Inc., a distributor of electrical supplies and equipment.

Executive Officers

MORRIS L. MAURER. Mr. Maurer is the president, chief executive officer and a director of the Corporation and the Bank.

DEBRA L. ROSS. Ms. Ross is the chief financial officer of the Corporation and the Bank.

MARK E. BRUIN. Mr. Bruin is the chief client officer of the Bank.

TERRY K. SCOTT. Mr. Scott is the chief credit officer of the Bank.